2024 REPORT

Caledonian Braves FC


HAVE YOU EVER DREAMED

LETTER

Dear investors,

What a remarkable year it's been! When we first shared our vision of creating Scotland's most innovative football club, it was just that – a vision. Today, thanks to you and over 9,000 fellow owners from 64 countries, we're writing history together.

Let me share some incredible milestones that YOU made possible:

• Our WeFunder campaign didn't just succeed – it shattered expectations, raising over $2.74 million! This overwhelming support proves that our community believes in building something truly special.

• We're not just any football club – we're YOUR club, representing a global family of owners from Seattle to Sydney. Our UK owners (61%) and growing US contingent (9.5%) are leading the charge, organizing meetups and bringing our community to life.

• We're making our first-ever European appearance in the Fenix Trophy, proving that dreams do become reality when we work together.
• Our motto "Because together we got power" isn't just words – it's being lived every matchday at Alliance Park, where we're building a fortress for our future.

Remember why you joined us? You saw more than a football club – you saw a revolution in how sports clubs can be owned, operated, and loved by a global community. That vision is now our reality, and we're just getting started.

The next chapter is even more exciting: we're developing a new stadium, launching the Caledonian Braves Charity in 2025, and continuing to push boundaries in digital fan engagement. Our journey from Scotland's youngest professional football club to a global phenomenon is a testament to what we can achieve together.

Thank you for believing in us, for being part of our story, and for helping us prove that together, we truly do have power.

We need your help!

Actively discussing with the ownership community as to where owners can get involved as Non Executive Directors or on an advisory committee. We welcomed applications and asked the community to complete an online form should they wish to help the organization, listing their skillsets and areas of expertise. We are currently working through these applications and we are very excited, and humbled, but the goodwill shown to the club by our investors and the intellectual capital that we now have access to.

Sincerely,

Christopher Ewing

Founder and CEO

How did we do this year?

REPORT CARD

A+

☺ The Good

We reached our Wefunder Goal

We saw huge improvement of team performance

We raised our profile significantly, growing our online community and online social media presence beyond expectations

☹ The Bad

Perks took too long to ship

Communication with the community could have, at times, been better

Staffing levels left us stretched and under resourced leading to some frustrations

2024 At a Glance

January 1 to December 31



$$$$

$0
Revenue



-$30,405
Net Loss



IOU!

$1,022,248
Short Term Debt



$750,000
Raised in 2024



$1,665,593
Cash on Hand

We ❤️ Our 8,717 Investors

Thank You For Believing In Us

Alberto SANCHEZ
Scott Place
Sriram Sundararajan
Hector Garces
Roddy Morrison
Don Tidwell
Tim Kelly
Edward McMahon
Michael DeAloia
Nico Moore
Andre Spivey
Brad Heringer
Ewing Eve
Sean Gogarty
Joni M Dotson
Austin MacDonald

Mick Hill
Jim Kettunen
Nathan Jansch
Stanley. Evans
Chris 🏠 Gonzalez
Stacy China
Christopher Zayas
Caroline Hairston
Neal Twomey
Jacob Madsen
Mark Montgomery
Peter Smith
Jack R Cluth Jr
Nate Velasquez
Jen Coleslaw
Mike Markley

Carlos Espinoza
Jacob Gorman
Dominic Skilton
Ash Kumra
Stephen Maskey
Tyler Matheny
Dennis Napier
B. H.
Casey Schreiner
Tracy Duggan
Isaac Forsgren
Cody Sheehy
Brian Pinckard
Robert Duff
Malik Norman
Dave Alves

Ricky Mclellan
Justin Burgess
Gavin Glenn
Kevin Bubb
Linda T Godette
Jason Kelly
Jacob Talbert
Jason Williams
Eric Johnson
Sheri DiEsposti
Gerald Novack
Ms Davis
Wes Burdine
Joseph E Varney
Nina Rossetti
Douglas Walton

Nathan Burke
Tessa Michael
Lena Frazier
Zac Fordon
Jangus C. Cooper
Mike Hannigan
Vincent De Oliveira
Javier I Rodriguez
Scott Hayward
Franklin Lowe
Chris Broom
Allen Wideman
Sam Greos
Hrag Chanchanian
Shaun Randolph
Richard Parsons

William LaGrange
Ken Solomon
Michael Crowder
Barry Mcshera
Joe Clark
Tyler Plofkin
Chuck Noonan
Corwin Brown
Gregory Burris
Thomas C Daniels
Jennifer Fite
Sadhna Upadhya
Christina Ho
Nathan Coombs
Ridzuan Ahmad
Erik Campos Buenaflor

Kenneth Welch
Joshua Finnell
Richard Coffland
Donald Upton
Al WHITEHOUSE
Desmond Rosewater
Joseph M Corrigan
Julie Argent
Jerry Eisenband
Nathan Goromonzi
Beau Flournoy
Matthew Schartow
S M
Brandy Hipp
Jonathan Kania
Chris B
Torsten Kuenzlen
Jennifer Burke
Ali Forsythe
Andrew Weaver
Stephanie Deering
Marc Kirsch
Stephen D Butler
Derrick Main
Matthew McKnight-...
Grandstand Bettors
John Roberson
Ronald Greene
Justin Nordin
Sebastien Taveau
Marquis Cooper
Ryan Rudenga
Conor Stewart
Estrella Calderon
Crystal McLaughlin
Silvia Raccagni
Hashem Dbouk
Tommy Byler
Mike Henning
Jim Green
Troy Sweeney
Kat Kalman
Christopher Babel
Jeff Legaspi
Omar Villagomez
Shawn Palmer
Zane Satterfield
Doug Rockhill
Ian MacLean
Eric Costello
Mitchell Pitts
Daniel Tracy
Mason Gendron
Michael Castaneda
Nick Sparrow
Geoffrey Miller
Jordan Presley
Miguel Guerrero
Pat Monroe
Florent Guichard
Matthew Kaufmann
Carson Dalheim
Jacob Durst
Oscar Adrian VINCES
Tyler Norsworthy
Michel Antens
Helen Galarza
Tyler Scott
Jason DePaola
Lauren Fitzgerald
Margot Harknett
Cole Parsons
Arash Hashemi
Robert Chavez
Douglas Schuttenberg
James J. Woodall
Dr Geetendra Singh
Everett Soliz
Melissa Lawson
Jeff Kerr-Bell
Michelle A.
Renaldo Baucom
OCHUKO KEVWE...
Craig Lawson
Tracey Shabazz
Manfred Meissner
Edwin Ortiz
Kenneth McGee
Anne Watson
William Alsobrook
Karisa Miranda
Joel Cheesman
Charlie Milburn
Trysten Reeder
Michael Hunt
Jim Pringnitz
Trevor Rand
Erik Hogger
Marc Goldstone
Richard Floody
Rick Duggan
Damon Durbin
Courtney Manley
Colin Reilly
Jonathan Medeiros
Glenton Richards
Andrey Shmotolocha
Brannen McEwan
Jeremy Melton
Aaron Gilmore
Richard Duwel
Marc Welsh
Tyler Andrews
Marvin Joles III
Nikita Sandstrom
Jc Tillous
Mandii “Mand0lyn”...
Steven Kovach
Nick Giorgio
Amanda Lohry
Luis Ochoa
Addison O'Neil
Christina L Kennedy
Ben Wah B
Phillip England
Gabriel Jauny
Noel Weer
Jared Kleinstein
Andrew Atkinson
David Crichton
Mathew Walczowski
Rob Barber
Chris Allen
Bolden Harris
James Freeman
Dave Landries
Ryan Templeton
Graham Thompson
Adam Balog
Evan Northcott
Brittney Jordan
Ryan Pender
Thomas Le Senechal
Cristian Cruz
Jose Almonte
Karry Birnley
Devin Bhola
Scott Bampton
Keegan Glenn
Adrian L
Dave Haas
Nabi Kibunguchy
Angela Hill
Michael Watson
Clayton Humphries
Fayez Merchant
Eva Marie Bell
Fahad Hamed...
Adam Starcaster
William Pettit
Cerra Buckholz
Kevin Christian
Niklas Otte
Mohamed Omar...
The Northern One
Ceezy Doesit
Derek Leiter
Philip Joseph
Jamie Lamphere
Dan Sayre
Kaz Cegelski
Justin Breman
Thad Swinehart
Eric Boucher
Valerie Dunbar Jones
Ross Lennon
Joseph Heron
Christopher White
Chukwudi N. Kanu
Paul Devenny
Derrick Anandappa
M Schwander
Josh Warriner
Alden Roth
Bart Bronk
Drew Cozart
Stephen Ross
David Druse
A Fowler
Jon Sprouse
Jacob Prail
Logan Bordeau
Elizabeth Bezak
Jim Verney
Zachary Stitt
Skyler McCormick
Engjell Latollari
Zane Valachovic
Alexander Kraus
Nicholas Smigielski
Paul Kenealy
Nikita Dhoubhadel
Sean Sullivan
Carlos Alvarenga
Jared Smith
Dustin Carrel
Hortense Neu
Gehrig Geissinger
Iker Nacenta
Jake Street
Fabius Chen
Ej Ruiz
Nigel Emery
Martyn Norris
Barbara Ewing...
Channing Ehlert
Lisa Bohn
Paul Sharp
Darren T Smith
Carl Goolsby
Roman Villard
Michael Partain
N10 Fit
Riley Banks
Barbara PARDO
Bashar Danial
Andre Harrell
Carol Engel
Andrew Candido
Miguel Reyna
Paul Kapsar
Bill Bibo
Cameron Ogreen
Rone Sewell
Devonte Quarles
Mondray Gee
Alex Summers
Micah Kiernan
Mahan Shrestha
Nick Slatkin
Brett Boyer
Tom Hotz
Christopher Grundy
Guy Walters
Zach Hawkins
Stewart John Hill
Dustin Klavon
Tyler Canova
David Fowler
Henry Patterson
Cooper Paiva
Steph Blanch
Anthony Knighten
Paul Champion
Rob & Danie Wheeler
Oliver Ruether
Benno Reichel
Sarah Chin
Eric Taylor
Christian Choquette
J. Bristow
Nickolas Fretes
Tony Rector
Will Ferguson
W R
Clint Porter
Jason Bechard
Tyler Clardy
Danny Navarro
Paul Dahlhauser
Michael Knight
Ed Hickey
Jacquelynn Remery-...
Maria Carolina De...
Lynna Do
Tawfiq M Alkilani
John Andrew Elliott
Jonathan Fisher
Andrew Terry
Benjamin Brookfield
Nick Wold
Calvin Murphy
Josh Mcleod
Casey Wilcox
Michael Williams
Yolanda GARRETT
Richard Fojtik
Ian Crump
Gerard Graff
Craig Collins-Young
Ben Wallace
Martin Horansky
Nick Arnot
Pauline Bonilla
Marc Machado
Fred Mcwhorter
Lisa Padilla
Ms. Ray H
Jennifer Jane Gempler
Eric Stary
Susan Milstein
Joe Spradlin
Arnold Dodderer
Jessica Hutson
Shawn Parcells
Timothy Dick
Adama Dylan
Myles Harvey
James Burnell
Michael Davis
Richard Knapp
Joshua De Leon
Aaron Louie
Simon Powell
Roderick Herron
Gary Hardie
Vincent Hanks
Joshua Mouton
Scott Bettencourt
James Whelan
Shaun Springfield
Corey Simpson
Michael Dawson
Bill Neitz
Ryan Holloran
Adrian Najar
Ronald Willer
Robanne Stading
Howard Warren
Samantha Orem
Ginny Munson
Steve Kaufman
Paul Nelson
Daniel Cervantes
John Yates
Timothy McDonald
Kortney Watkins
Shelley Shearer
Ethan Beaudoin
Brad Watahovich
Adriano Bruno
Jared Dean
Ammar Haider
Stephan P Zacharias
Omari Averette-Phillips
Nicholas Visconti
Koen Korevaar
Craig Kance
Jay Kijai
Frank Carriedo Jr.
Scott Murff
Peter Bruemmer
Scott Hyland
Giovanni Annatelli
Scott McKim
Bill Cusano
Reed Jones
Loren Boring
Salomon Ramirez
Nicole Reilley
Bryan Costello
Jason Baudendistel
Margaret Nuxoll
Manoj kumar...
Hunter Ekvall
Eduardo Hugo...
Jim McGuire
Kenneth Stewart, D.O.
Rowell Marcos
Alex Kahn
Scott Seaborn
Kim Singletary
Derek Nuzum
David Ortiz
Brayan Fandino
Kurt Kreiger
Brad Patterson
Cary Warner
Kirk Yancey
William Vartorella
Vikrant Rathore
Jacques May
Petru Seracin
Travis Wilson
Roger Phillip Mills-...
Peter Spanos
Douglas Renison
Dario Kebara
Gautam Kaul
Derek Tedrick Peters
Antonello Loddo
Adebimbola Ogunyale
David Fleming
Nicholas Rall
David Symalla
Sebastian Klocek
Brad Ahern
Travis Robert Horesh
Wade Balidoy
Robert Schley
Robert Hansen
James Laviano
Xavier R.
Jihong Jin
Tl Gardner
Manuel Marcos
Carmine Cairo
Travis T
Emrah Ozturk
Mark Mutschler
Keith Duffy
Samuel Smith
Matt Benedict
Grant Douglas
Matthew Meyers
Frederick Espy
Richard Raspa
Gary Romano
Audrey MacLeod
Thomas Brudnicki
Christian D. Boyd
Karthik Balachandran
James Strickhart
Sharon Samjitsingh
Cesar Hernandez
Andrew Kicinski
Cale Cook
Kyle Sherrin
Seitz Gerhard
Trey Hermann
Thorsten Schleyer
Jason Metcalf

Michael Bishop
Joe Woods
Christopher James...
Gage Duran
Derrick Sinclair
Paul Colgin
Aaron Stewart
Jayson Martindale
Janet Campbell
Alistair Walton
Craig OILSCHLAGER
Greg Smith
Jesse Cordero
Mary Loftis
Julian Garcia
Chris Smith
Paul Duckworth
Patrick Pangan
Tony Hammond
Stefanee Martins
Michael Pounders
Joe Phillips
C S
Pat Jennings
Juli Logemann
M.E. Williams
Daniel Pineda
Stacie Purcell
Kevin Connell
Jaalam Cole
Tiago Rua
Christian Petron
Md Pham
Michael S
Herschel Washington...
Matthew Golden
Gretchen Berkebile
Linda Hall
Santiago Fernande
Jacob Curtis
David Scher
Triple Bud
Billy McDougall
Lisa Buckley
Erica Lynn Knight
Clara Alina Cammack
Brian J Easley
Camilo Torres-Ayala
J.M. Bell
Paul Daley
Emily Miller
Gregg BUEHLER
Joe Ruggles
Meghan Stuthard
Mike App
Ramon Baez
Casey Hermanson
Greg McDonald
Jacob Oneill
Andrew Hill
Seth Cohen
Ryan Maskell
Amber Renée...
Adolfo Meza-Moreno
Barbara Anne...
Darren Rich
Dawn Arneach
Brad Miller
Lynn Graves
Martin Kelly Ward
Timothy Jaxon
Alexander Moreno
Mike Leonhardt
Kurt Stephens
Seth Gregory
Lilly Harris
Ross Wallis
Milos Savic
Meghan Kwiatkowski
Therese Daly
Daniel Love
Raymond Thertulien
Joseph Rotar
Kevin Eubanks
Jon Weiss
Julian Maus
Tenessa Moore
Simon Williams
Patrick Doyle
Daniel Layton
Mark Lawrence
Pamela Kirwin
John Miller
Amanda H.
Nicholas Elkin
Eric Sway
Tommy P
Trevor Wall
Brandon Parker
John Stanzione
Brian Coate
Allison Blaylock
Darrel Bishop
Jake Zufelt
John Doty
Franklin Mendoza
Christopher MULVEY
Craig D. Forrest
Aaron Pfau
Katherine Eisenback
Dennis Barnett
Kody Laing
William Rhodes
Shannon Venezia
Jason Landry
Jason Neil Franklin
Mark Noland
Sarah Favorite
Kimber Spradlin
Bryan Hare
Cheryl & Dave...
Andrew Boggs
Joshua Wilson
Austin Dukette
Liam Lilienthal
Courtney Crooks
Emily Williams
Conor Messerle
Michael Smith
Joe Schreiner
Jason Smith
John Puntenney
Yva Swenson
Erin Knoll Macminn
Kevin P. Moore
Jp Quintana
Ellis Reyes
Frederick Scott Richter
Antonio Av
Summer Brandon
Hilary Myers
Daniel Petersen
Kyle Rothlisberger
Timothy Gordon
Efstratios Lagoutaris
Andrew Doran
Scott Frank
Lance Longwell
Harold Avila
Michael Abrams
Mark P
Mike Scholl
Ivan Thelessy
Stephen Replogle
Phillip M. Vitela
Sebastian Scharte
Catherine Quintero
Christopher Chaddick
Randy Garrott Scott
Mathieu Arnoult
Michael Key
Cody Vickers
Ken Tebo
Sean Nordquist
Jared Moultrie
Hanish Patel
Wade Halsey
Peter Nowell
Tyler Thompson
Benjamin Tocchi
Stephen Brown
Cody Sharpe
Brian Shaunessy
Derek Scarlino
Alexander Rosa
Alan Grace
Suyash Thite
Nathaniel Izak...
Thomas Patterson
John Fenton
Mark Miller
Steve ADams
Quamane Favor
John Michael Diaz
Darren Anderson
Kat Manning
Jodie Ruggles
Daniel P Boyd
Mike Dunn
Sergio Barrios
Ricardo Nunez
Joe Brennan
Lucinda Luke
Adam M Glenn
Cameron Gwinn
Melanie McAninch
Geoffrey Lake
John Young
Merrill Amos
Trista Simmons
Chris Petley
Camille Napier...
Joseph Kenneth...
Mike Renard
Jacob Wendel
Susan Lett
Rebecca Barbarino
Doris Gerdes
Jared Delaney
Tracy Dale
Gaggioli Michael
André De Araújo
Vince Hall
Richard James Ember
David Shellhorse
Marty Garza
Jamy Lee Angel
Christopher Edith
T N16
Sean Ma
Chance Rushing
Angi Farrugia
Carrie Meyer
Deron Watson Jr
David D'Arcy
Robert Cain
Elda Martinez
Thomas A Creswell
Malcolm Halliday
Thomas Porter
Alexander Branham
Diego Villalobo
Derrick & Nicole Lee
Robert Maxwell
Bradley J McKenzie
Jennifer McGowan
Michael Brace
Jay Ashkinos
Peter Acosta
Mohammad Pehlari
Roy Lacey
David Neil
John Boggess
Dan Gould
Katie Weekley
David Miles
Paul Harrington...
Kristen Brophy
John Helmer
John Matthews
Nicholas Schell
Jason Coito
Maggie Wheeler
Ken Strait
Moises Ramirez
Dr. Kenneth Calain
Debra Enloe
Trevor Johnson
Mauricio Cordova...
Kyle Rickenbaugh
Megan Collins
Coleen Robbie Pasalo
Julia Green
Paul Scott
John Hossenlopp
Drew Yocom
Joseph Keith Hardiman
Michael Witt
Cameron Razi
Stephan Schlegelmilch
Sean MATTHEWS
Jeff Phillips
Priess Family
Cortney Kellenaers
Norbert Butare
Carlos Eduardo
James Boucher
John Ollquist
Denise Villarreal
Patrick Voss
John Brezina
Alison Szczepanski
Paul McHenry
Justin Bridgewater
Marc Amezcua
Savohn Hunt
Jeff Johnson
Michael Davis
Patrick Lewis
Andrew Skebo
Dr James E Shannon I...
Brian White
Jen Spencer
Dan Smiley
William Michael Daley
Bill Whitman
William Donaldson
Brett Henry
Kimberley Groves
Joe Krucek
Brennan Lemar
Lawrence A Bridges
Kyle Jensen
Rich Chandler
John Charles Campb...
Tristan Collard
Tyler Smithwick
Chad Moore
Brenda Everett
Kurt Gulbro
Krista Gregg
Michael Esposito
Mitchell Ruiz
David N Strickland
Kristen Wilson
Austin Robbins
Kristin Kress-W
Alexandra Shumway
Evan McCann
Extra Wavy
Anthony Risso
James Lambing
Roger Eller
Landon Meynard
Lance Corbin
Stephen Lawson
Dustin Ferguson
Adam Zeidler
Greg Keith Fuhrmann
Brennon Moor
Blake Treu
Kristoffer Andres
Isaac Parkinson
Stacy A Collette
Chris Browning
Douglas Keith Walters
Peter Carver
William Laviano
Jennifer Jackson
Augustus Savage
Eric Stalzer
N Maina
Eric Spradlin
Samuel Appiah-...
Doug Luccio
Justina Acquah
Spencer Martin
Brent Murray
Carleton H. Hirschel
John K Dugan
Diljot Sachdeva
Geoffrey Thomas
Jonathan Sausedo
Jon Van Pinxteren
Eric Gadd
Addison Skaggs
Joe Iguain
Glenn Nix
Tea Toe Meh He Ahh
Keith Schofield-...
Colton Giordano
Julian Jimenez
Jeffrey Hoyne
Stephen Alfaro
Bryan Helton
James Boyle
Karen Green
Matt And Denise Farris
Moreira José Carlos
Suzanne K. Taylor
Venna Cheryl Sutton
Mike Knowles
Miguel Torres Jr.
George F. White, Jr.
Patricia Griffin
Javier Padilla
Dan C
Timothy Carroll
Carl Thompson
Johanna Olivier
Ryan Aka Peter Acosta
Brett Morton
Ernesto Perez
Jourdyn Wilson
Davonna Livingston
Mike Smith
Connor Roach
Aaron Kochman
Chris Kell
Ronald KEENE
Anthony Conlon
John Kaiser
Kelly Tsircou
Michael Mimnaugh
Damie Edwards
Joel Bitters
Richard Fotheringham
Nicholaos Zappas
Niall Pyper
Warren Graham
Robert Brazelton
Andrew Michael
Sean Boulet
Austin Koller
Herb Howell
Babatunde Binuyo
Daniel Tincknell
Andrew Gluck
Connie Harvey
Tom Watkins
Juan Arango
Carrie Finnigan
Nana HL
Griffin Burgos
Gregory Ricupero
Mark Chapman
Ethan Grove
Chris C
James Hettinger
Nathaniel Graham
William Dobnak
Glenn Hughes
Erin Foster
George JETTER
Mark Johnston
Alex Dulude

Reyes Banda	Hymon M Williams	William Bogantz	Dan Henley	John Hayduk	Ruth Cook
Josie Bruxvoort	Steven Heberger	Christopher Farney	Kevin McElroy	Christopher Batio	Kathleen LaRoue
Jeffrey Spruance	Kathleen Lanman	Scott Gutierrez	Travis Cayaffa	Leonardo Lindo	Ian Peter Tyson
Nicholas Bianchi	Izzy Einsidler	Jennifer Mateus	Thaddaeus McAdams	Easton Coleman	Christopher Ventura
Adam Stuhlfaut	Alicia Mickes	Justin Guerin	Tony J.	Jay Geldziler	Brandon Saddler
Lee Sepulveda	Christopher Donofrio	Richard Andrews	Wright Seneres	Randy Stevens	Sir William9
Alexander Claros	Dainen Brass	Ben Frayser	Gary Rowcliffe	Wade Williamson	Jeffrey Clubb
Jyotishman Sharma	Jen Jen Rode	Josh Robinson	Amy Heinsma	Landon James Okonski	Ryan Maloney
Ry Kincaid	Kaitlin Morey	Noah Sage	Mark Hall	Mark Randall	Scotty Kelley
Albert Castiglia	Jeffrey Gold	Derek Danziger	Shawn Foster	Joel Franz	Pedro Miguel...
David Leonard	Michael Nemecek	Kelly Koppang	Jeremy Richmond	David Baer	Gregory D. Atkins
Adam Johnson	Nicholas Hanson	Jonathan W Aman	Brandon Nichols	Rodolfo Flores	Robert Courtney
Sean Dunn	Joshua Czapla	Dominic Romito	Diane McVehil	Zachary Graff	Michael McMullen
Richard McCallum	Peter Pietruszewski	Joel Day	Salli Robinson	Heather Banks	Wyott Russell
Joseph W. Scott	Keith Maletta	Thomas Guthrie	Dylan Nowak	Austin Van Treeck	Jennifer Gallup
Kendall Jones	James Conti	Gayle Horowitz	Justin Fields	Jeffrey Ahrendt	Ryan Fletcher
Nathan Fowler	Brian McCarthy	Jilly Morey	Kari Callin	Lyle K Tayler	Josh Clough
Susan Bakley Coxe	Reginald Prevail	M R	Jarred Fedewa	Zachary Yuen	Steve Kraycik
Siim Vakkur	Daniel Pierson	David Grogan	Luis Chaparro Ortiz	Hannah Cave Stout	Daniel Sweet
Gerard Beaudin	Paul McConville	Joe Youngbauer	Joseph Motta	Loy Gimse	Johnathan Shinall
Bjorn Sperber	Ward Currin	Joe Rock	Nicholas Rodriguez	Mark A Sinclair	Alan C. Edwards
Zachary Hale	Greg Smith	Gabriel Bloomfield	David Allen	Shay O'Brien	Brendan Swearengin
Mark Wise	Kevin Gross	Gaspare Marturano	Julie Keaton	Keith Marzec	Jonah Young
Zachary Zentz	Chris May	Michael Schoepf	Christian Maier	Jon Black	Jonathan Sandoval
Daniel Ordonez	Jon Kahle Loveless	Francis J Molloy Jr	Derek Ray Stewart	Matthew Roth	Andrew Holden
Jeremy Borras	Ivan Kallevig	Debra Waltman	Tiffinie Deal	Jovani Arreola	Shannon Voges-Haupt
David Fromm	Calvin Luzum	Saida Staudenmaier	Jay Nichols	Javier Marin Asensio	Jose Castillo
Ryan Scofield	Nicole Alexander	Matt Shearman	Luke Murphy	Richard Boisvert	Colin Sparks
Robby Hall	Christopher Treloar	Jeff Hogg	Antony Watkins	Taitum M	Joanne Hopkins
Jim Wilson	Robert Kastens	Derrick Janssen	David Steele	Rebecca Wentworth	Andrew Penn
David Spurgeon	Randy Tipton	Alexandra Alina...	Jacob Grubbs	Bradley Faunt	Michael Sims
Joseph Andrew Soza	Chris Kiers	Carl Hardman	Patricia Rydeen	Asher Marcussen	Daniel Overoye
Richard MacDonald	Brian Asquith	Marco Luna	Joshua Martin	Andrew Hafermalz	Kate Guimbellot
Amber Schuetzman	Damian Carter	Tara Moberly	Paul Earp	Colonel Joseph...	Meghan Gilmore
Stone Schmudlach	Evan Morrison	George McGowan	Ryan Dimal (Shutter...	Stephen Ries	Antony Portno
Steven Raineri	Brian Whitten	Clint Hamilton	Maria Brainard	Ed Lockett	Dj Saul
Jessica Chaiken	Horse Whisp	Zak Hook	Euan Taylor	William Gronberg	Zach Sporcic
Karen, Rich & Liliana...	Byron Yee	Maxwell Adjetey	Jonathan Robert...	Wasiq Al Mamun	Ljubo Vujovic
Brendan O'Callaghan	Adam Del Rosso	Karl Watson	Jamie Baldwin	Kevin Mannie	Kc Coaston
Laura Birrell-Leite	David Lambert	Philip Haydon	Robyn Winsmore	Dalton Treat	Keri Dapron
David Cottington	John Hart Asher II	Mary Kramer	John T Fansler	Jacob Early	T. Jason Smith
Christopher Stevens	Eric Newsom	Dominic Cutrufello	Jason Valle	Matthew Stone	Chris Tolman
Matt Coon	Brandon Wendell, CMT	Brittani Ellis	Matt Kozera	Douglas Smith	Charmaine M Hartman
Jacob Cox	Andrew Campbell	Derrick Anderson	Hunter Tura	Garv Anand	Paul Armbrust
Victor Aguilera	Betsy Sanderson	AJ Ansari	Brandon Campbell	Brian Foote	Iain Patterson
Camila Kelly	Daniel Close	Joshua Karsten	Justin Morris	Mark Wood	Barry Lees
Justin D. Park	Jessica Barr	Nate Morris	Alton Buzzell	Saul Vallejo	Paul Mcphilemy
Jasper Chapman	Quentin Labelle	James L	Andreas Gröner	Nicholas Conner Ewy	Lindsay Buell
Robert Bridges	Lauren Whiteman	Devone Jones	Adrian Kozlowski	Derek Threinen	Marcus Myers
Jake Edwards	Tracy Breyfogle	Arthur Danner	Carlton Withers Jr	Donald K. Green	R Jason Fortin-...
Tish Cooper Fox	Rachel Sanchez	Mike Dixon	Jeremy Churchill	George Benson	Donald Briggs
Danny Mahoney	Amy Winans	Jeff Sarnecke	Jerry Gamblin	Richard Nance	Conor McGreevy
Christopher Schulz	Nicholas Najera	Stephen Crawford	Alessandro Cocovich	Kenneth Larson	Claude Jacques
Amy Bellendir	Victoria Lehew	Cicely Holmes	Melinda Wilson	Stephan Flinchum	Roger Parmelee
Amy Hunt	Stewart Draper	Lara Gertzen	Julio Garcia	Leo Julliard	Jeff Read
Amy Boggs	Faith McDermitt	Lori X Carter	Russell Byrom	Fanxeil Fernandes	Sherri Morrissey
Ricardo Jerez	Rodney Green	Jared Churchill	Austin VanSumeren	Hugo Gentes	Philip Murray
Connor Gillespie	Chad Spinney	Scott Brink	James Hamm	Tarek Fergani	Marci Weaver Rogers
William Paddick	Julie Barnes	Michael Volpe	Wayne Waterman	Timothy Scott Cherry II	Gary Pickersgill
Jim Korth	Jinny Jinny Sutherland	Scott Waltman	Mikael Gosselin	Jane Raven	Michael Tieyah
Jose Ramos	Daniel Vilches	Mike Szymczak	Stasis J Nelaimischkies	David CBurns	Calum Gordon
Jorge Eduardo De La...	Pablo Larios	Lena Sidhu	Blake A Gebhauer-...	Kenny Hildebrand	Richard Cocovich
Steven Kitzes	Jeremy Scruggs	Billy Denty	Eric Forsberg	James Olley	Donald S Dooley
Casey Garza	Tamberlyn Blinsink	Joseph Beckner	Lukas Beltrame	Marcus Mason	Demetrius Price
Jonathan Ragus	Mark Abell	John Rockwell Holme	Laura Freebairn-Smith	Laura Cameron	Stefan Phillipeit
Zak Forney	Eric Nelson	Tripp Clark	Jeffrey A Clifton	Vinay Patel	Kevin Alvernia
Lisa Edwards	Steve Edmonds	Juan Carlos Perez	Chris Rutherford	Stephen Semple	Jonathan Long
Meerankumar...	Julian Hatfield	Renny Mathew	Steve Hochberger	Elizabeth Pagel-Hogan	Catherine Claflin
Didier Saint-Louis	Nelson Cabrera	Essie Bertain	Lee Lovorn	Brian McKeon	Scott Middleton-...
Marshall F Greggersen	Nikos Papadakes	Dante Bruno	Elias Angulo	Huntur Younge	James Cosper
Christina Mason	Eugene Casey	Aaron Travis Fudge	Hussam Kondok	Ben Tucker	Aurash Joshua Takmili
Jason Jones	August Jennings	Philip Lui	Robert Armstrong	James Hollis	Joe Dan Beavers

Erik Wolf	Ryan Hutchens	David Urquhart	Maura Capper	Ryan And Kim Fowler	Sean Noonan
Kevin Waterstradt	Aiden Poysky	Matthew & Mandy...	Edward Domengeaux	Roy From	Chris White
Camela Logan	Philip Neill	Nick Dubose	Davina Weaver	David Marek	Goran Kovčić
William F Rippey	Kenneth Robinson	Siobhan Carroll	Vasileios Konstantaras	Joe Donnelly	Mulika Musyimi
Susan Renny	Gary L Sweatte II	Gavin Daniels	Scott Finan	Mark Phillips	Jason Barfield
Monica Mockus	George McSorley	Jennie Martel	David Franken	Andrea Wilson	Dan Houghton
Joshua Estrada	Trey Weatherholtz	Melisa Robbins	Frantzguy Petit FRERE	Paul Kvernplassen	Alex Palmer
C Tacker	Nadene Jensen	Brian Cook	Caesar Castroverde	Brad O'Hara	Zeena Williss Kohr
Tim Hall	Sean Evert	Karen Melhart	Lisa Ewan	Rufus Mc Kercher...	Christine McCarthy
Laura De La Garza	Lee Moores	Sam Davies	Emma Lee Clarke	Richard Jones	Franz F. S.
George Sobell	Louis Thomas	Jessica Gronberg	Sean McAvennie	Nicholas Bohlke	John Williams
Jamie Mcintosh	Jocelin Engel	Robert BISHOP	Jose Lemus	Steven Manson	Brock Schafer
Jan Wichmann	Chris Grygiel	Michael Perry	Binoy Sanya	Paul Rubio	Noah Hilligsoee
Maria Barton	Regina Genovese	Janelle Ortega	Julia Hutchinson	Vern Moen	Zachary Dant
Brock Vaughn	Ryan White	Matthew Tyrrell	Doron Cazes	Chris Wichmann	Kathryn Wood
Thomas Mackay	Jens Heller	James FRIEL	Julian Scholz	Kevin Clarke	Alisha Grauso
Annette Morrow	Nocus Mathieu	Regan Ott	Shea Sullivan	Nanette Peters	Rakotoasimbola...
Ryan Zwick	Brian Casurella	Mark Maetje	David Klein	Ian Collins	Landon R MacCleary
Ben Ryan	Alexis Ebinger	Raymond Duckworth	Anthony Ferretti	Emmanuel MENARD	Travis Myers
Ian Bartalos	Michael MacKay	Maxwell Russell	Richard Jones	Robert Maxwell	Kevin Olds
Andrew Hay	Ben Muschlitz	Björn Vervecken	Rob Shields	Kristen Zellinger	Chantelle Ferland-...
Anne Vanden Broek	Irvin CorporationLLC	Scott Schalchlin	Katherine Morrison	James Woolfrey	Michael Gallegos
Glen Taylor	Heather Moore	Pierre Martinez	Beth Ulrich	Thomas Oakes	Joseph Paul Hepple
Andreas Frutiger	Jennifer Clarke	Jesus Cruz Jr.	Coleen Grey	Sylvain VIVES	David Chladek
Rudolf Themann	Jacques Le Roy	James Yeaman	Robert Michael Skinner	Jochen Jansen	Karsten Grimnik
Brett Bauz	Enrico Simms	Sheryl Dickinson	David Swanson	A.J Taylor	Alexander Steel
Krista Prescott Butts	Iain Macdonald	Jill McCarley	Lee Roberts	Courtney Baltiyskyy	Drew Thomas
Kelly Whitten	Steve Athanasakis	J Marc Lehmann	Wayne Sharkey	Mathieu Delahousse	Nils Le Breton
Jeremy Berretta	Kevin Le Garff	Colin Gorman	Martin Gomès-Léal	Sam Warrington	Alexander Leslie
Ricky Lopez	Guillaume Robert-...	Kai Füßler	E Clark	Patrick Perkins	Ces Est
Michael Lathrop	Kevin Dominguez	Robert Paton	Rob Heathcote	Brendan R. Briggs	Nestor Amaya
Suzzette T Murphy	Wayne Swiger	Ludovic Carrasco	Franck Gestin	Loren Utterback	Jace Cook
Bob Clagett	Reiner Lucas	Bastien GRANDAMME	Alexandre B	Kevin Berkheiser	Ken Kayo Stephens
Rene Medina	Tobias Fricke	Neil Teasdale	Steve Wells	Laszlo Oberheide	Retro Arcade Game
Lance Reskey	Mark Campbell	Erik Rummert	Fabian Cano	Matthew Gross	Goto Sleep
Simon Massol	Cameron Carbone	Paul Chastant	Dave Pack	Richard Sharratt	Joey Trimyer
Stephen Hunter	Kevin Patel	Alex Veras	Ryan Goicoechea	Christopher Huntley...	Michel Brizuela
Eric Humphrey	Marcus Leach	Karen And Ned...	Melicore Studios	Brian Allen	Oliver Will
Greg Engle	Aaron Crooks	Miguel Ruiz	Robert Bramblett	Barry Chambers	Michael Fink
Greg Dusablon	Garrett Rickey	Sean McCumber	Patrick Morrissey	Sebastian Lungu	Jesus Benitez
Shannon Ryan	Kyle Kosior	Max Flores	Jim Shoopack	River Dixon	Sebastian Sarria
Matthew Medla	Gabriel Zeckua	Sai P	Oswaldo Gomez	Nicholas Wanless	Coz Balazs
Shaunt Kiredjian	Michael Garvey	John Amato	Kevin Murphy	Bryan Coleman	Wissam Saliba
Elliott Loftis	Joshua Manning	Kurt Himrod	Matthew Lystad	Mr Douglas SHARP	Patricia Seaman
Todd E	Alan Amper	Simon Esh	Tank Rho	Patrick Kelliher	Thomas Pauly
David Fraser	Amy Clark	Ben Daniel	Ben Strimpel	Kt Sue	Isaac Payton Watson
Grayson White	Amanda Johnson-...	William Evans	João Azevedo	Susan Franchi	Moonshot DisruptX
Michael A Williams	Greg Duffin	Benjamin Grownold	Michael Field	Juan Astudillo	Roberto Henriquez
Charlene Carlin	Mary Lelia Rechtin	Tristan Von Gunten	Kerry Neck	David Hafner	Christopher Poulos
Josh Nelson	Reid Tamplin	Eric Van Swol	Jacob Eidson	Ethan Aka Peter...	Alexis Santos
Justin Rowe	Peter Everhart	Stig Soerensen	Anthony Brunetti	Erik Velasquez	Paul O'brien Higgins
C. Vogtle	Nicasio Rios	Aaron Keith Savage	Michael Drew	Chuck Coleman	R. Scott O'Connor
Ann LUBBERS	Clay Hoobler	Jamesbrian Grey	Kimberly Sue...	Carrie Gooding	Richard Gallahue
Mason Reed	Courtney Maniatis	Sha-Sonja Arcia	Joseph Clark	Holly Hamilton	Aris Vazquez
Yamir I. Echavarria	Brent Morris	Barry Oxley	Eric Thompson	Jesus Pacheco	Keith Thomas
Randy Tran	Fredy Hernandez	Christopher Kelly	Wendy Worrell	Mark Teninbaum	Rachel McKean
Kelly Krahl	Fernanda Souza...	Nicole Christen	Alison Park	Tara H	Lucas Brader
Chris Graf	Casey Copfer	Dayna Blanke	Jim StGermain	Ian Thomas	Jason Larson
Joanne Davis	Tobias Langhoff	Scott Donnelly	Mario Yaksetig	Steven Schaufuss	Victor Diasparra
Gordon Gent	Ryan Stump	Damian Broussard	Louis Medina	Corey CRAWFORD	Joseph Calamita
Jose Medina	Raed Junior Abu...	Luis Edgar CARDONA	Nicholas Roesler	Adrien Salomon	John H Mittler III
Oracio Guardado	Dan'l Adams	Dane Stewart	Petr Soldán	Jerrell Johnson	Scott MacMullan
Archie Esh	Kevin Lee	Ari Markenson	Luis Bustos	Samantha Quigley	Matthew Scott
Denise Bell	Lawrence RICHARDS	Sofia Diaz	Joy Cameron	Daniel Rowlands	Bob Scarberry
Ryan Cooperman	Alexander Snyder	Tara A. LeGates	Brett Ketter	Ebben Moore	Marcie Sako
Nathan Fuist	Farouk El-Khatib	Bram Jansen	Chris Ketter	Jose Juarez	Erin Lerner
Kevin Dishner	Joseph Thuillier	Ryan Schell	Marina Sage	Tarin Nebo	Timothy And Linda...
Stevin Kestner	Damian Yopek	Aisley LeHew	Nicolas Oviedo	Andy Chang	Benny Delgado
Bryan Zayle	Gabrielle Thomas	Brendan DeLong	Thomas Sefakis	Lyle Fulton	Carol Harber
Chris Lyon	Bret Schaefer	Krystal Gregory	Carlos SALINAS	Kendall Scott	Larry Joe Stephenson
Terence Black	Bruce Guthrie	Monica Zimmerman	James Kildea	Leif Gustavson	Lyndsay Scott
Euan Welsh	Eric Svenssoon	Dalton Bryant	Robert Vallin	Rachelle Hutchinson	Kim D Grindrod

Megan Lysford	Diego Hernandez	Joe Mora	Arturo Esparza	Kimberly Manning	Parker Remy-Miller
Sean Karlen	Jeremy MacDonald	Ryan Haines	James A Basinger	Tim Sullivan	JAMES ODEN
Meredith Burchfield	Jason Matthew Ennis	Albert Dudas	Helberth E Vargas	Tyler Patchoski	Brad Gottfred
Jabonn Flurry	Alyssa Ralston	Marcus Procter	Andrew Gage	Eileen Fry	Daniel Brunette
Amy Seely	Barbara LaGrandier	Di Lyngholm	Jorge Vela	Donna Sutter	Ariella Haase
Katherine Carpenter	Paul Tunnell	Shelley Younger	Jeffrey Korth	Timothy Frankland	Ned Zywicki
Zach Spielman	Rick Spielman	Jeffrey Nicola	Natalie Mann	Guy J Consitt	Peter Rinck
Herrin Hopper	Cody Saya	Steve Dorfman	Rigoberto Castro...	Julie Bonner	Amy Byrd
Timothy David...	David Maloyed	Greig Wilson	Erik Kuehn	Euan Warren	Ronald S. Hoggard
Andrew Connolly	Lex Gaakeer	Tim Blair	Keon Burton	Rob Powers	Calvin Norwood
Magnus Mcdermid	Dr. Anna McGuire	Jon Roberts	Andrew Weaver	Michael Gulley	David Souza
Jennifer Thomson	Sean Lindsay	Michael Mihalus	Anthony Tucker	Robert Vaughan	Jamie Lewis
Jonathan Goldman	Karen Kirkpatrick	Tom Bullard	Danielle Cross	Kristie Leigh...	The Alegis
Jonathan Selbach	Matthew Jaskolka	Ethan Hollands	Douglas Turgeon	Austin Horr	Mark Mair
Garrett K	Justin Maley	Shane M. Ulrich	Brandi Reimers	Skyler Rodriguez	Thomas Livingstone
Adam Niciewski	Markus Szyma	Peter Klein	Ian Holmes	Neil Elliott	Josuheth Barragan
David Mello	Darron Watt	Matt Johnson	Elizabeth Patterson	Tj Noel-Sullivan	Erin Brandt
Justin Shell	Stuart Bell	Gregory Runge	Nathan Arca	Aaron Searles	Derek Presley
Carlos Omar Medrano	Michelle Behr	Max Wolfe III	Ben Ohlander	Julie Schmitz	Wilson Fletcher
Waleed Al METHEN	Jeff McCulloh	Edgar Zoha	Aly Maixner	Nathan Milewski	David Bustamante
Scott Trujillo	Tony Welsh	Cristofer Oseguera	William Kinsey	Ruth Reis	Fred J. Brown
William Byrd	Joseph Kennedy	Joseph Funai	John Angotti	Kasey Kennedy	Enrico PAIOLA
Bart & Sue Whaley	Frederick Hilkowitz	David Langlois	Nicholas Ellis	Madeleine Nedregaard	Paul White
Bryan Connington	Brian James Zordan	Andrew Hilton	Dennis Barry	Nathalie Leroux	Guillermo Fernández
Jackie Robb	Mike Backler	Andrea Clark	Patrick Steiner	Arthur Gonzalez	Bottler League
Shivankar Ojha	Chris Smith	Matt Richmond	Andrew O.	Nicolas Diacono	Michael Torres
Matthew Olivo	Stephen Priest	Ben Jenkins	Daniel Harry Clavier III	Jessica Spencer	Christopher Payer
Kira Bradford	Dominique Pereira	Anna Catherine...	Aaron Enzor	Sam Nelson	Chris Sterling
Brandon Chalmers	Hugo Samson	Arthit Sripetch	Julien Rousseau	James Douglas	Zhenyu Teng
Shaun J. Jue	Marie Martin	Birama Gladini	Julia High	Angus Fortenberry	Trey Colson
Aaron JH	David Taylor	Alan Bleboo	Deirdre Al Toki	Jeff Templeton	Catherine Norum
Ken Wood	Larry Stern	Gary Grafe	Peter Tesch	Daniel Bayer	Yraya Ward
Casey Gregory	Larry Frost	Fariz Nizar	Paul Bryson	Mc Coy Bean	Holly Bisbee
Arlene DeMita	Charles Smith	Gavin McNeely	Slaiman Alshaya	Kristin Kipke	John Maher
Brandon Gipson	Marlene Walker-...	Andrew Doss	Melanie Lawrence	Thomas Jay	Seth Law
Stephen Anthony	Bob Poling	Jason McNally	Ross Muir	Evan H Emery	James Manning
Jan Radek	Carlos G	Bob Zenker	Joe Esrock	Ryan Montgomery	Rigo Zapien
Simon Thomas	Juan Pablo Gonzalez...	Dalton Van Hatcher	Daniel Petersen	Ben Samson	Charles Dupree
Steve Smith	Vance L. Steele	Liam Finn	Marissa Woolsey	Kent Guresky	Timothy P. Casey
William Parsons	Meg Matthews	Sean Brady	Rob Stewart	Jorge Pareta	Alice Braden
Gail Lynne Monds	Emily Madden	Mohammad Sarfaraz...	Lorna Shanklin	Adam Strahley	Lucas Siegel
Kyle Ward	Miguel Cuen	Mikuláš Radek	Machelle Washburn	Wayne Ingram	Raymond Albertson
Zachary Williamson	Daniel Giers	Joshua Stoll	William George	David T Kindler	Ronald Smith
Simi Ngatuvai	Blaine Rivas	William Case	Andrew G	Shelby Robertson	Dany Chailly
Andrew Burns	Sonya Megert	David Davidson	Robert Bradley	Oscar and Gina...	Jonathon Strachan
Nicholas Marinelli	Billy Flint	Jérémie Auroy	Kerry Bowers	Fiona Allen	Michael Jürgens
Till Oliver Becker	Lucas McDiarmid	Tiffany Flowers	Nils Offenhäuser	Harry Tyler	Tom Rodriguez
Matthijs Oosting	Andy Webb	J A F Wilding	Kalinda Richard	Aidan Jones	Alex Girerd
Gautier Muller	Christopher Birdsell	Dana Small	Justin Taylorcole	John Mackersie	Peter McCann
Tiphanie Samson	Henning Peper	Thilo Kaltenbach	Darah Spencer	Joni Huffman	Brandon Mcevoy
Théo Bchini	Raul Terron Exposito	Joshua Korth	Daniel Koch	Kenneth N Myers	Jamie Hall
Bill E. Dawson	Samuel Bory	William David Hart	Amy L Gilley	David Roden	Mark High
Matt Vlasman	Ann Gilmor	Alfonso Civile	Tina Farrell	Samuel Davidson	Thomas Bouriquet
Kimberly Smyth	Brandon Nordhoff	Guy Johnston	Bruce Forsterer	Chris Andrade	H Davis
Jason Gould	Blake Brooker	Bret Robinson	Ryan George	Aj Whitman	Loren Engel
Kevin Cook	Maximilian Mertens	Richard Pinner	Nicolas Maurel Lalague	Dr. Jim Wright	Stephan Döge
Arron Willoughby	Niklas Lenz	Brett Martin	Devin Jacobs	Robert Tyler Sedam	Adam Odler
Reid Schwartzel	Fabian Klingen	Thomas Spratte	Zahin Rahman	Sarah Clark	Meaghan Kaste
John Asquuth	Maxime G	Maxence Lefebvre	Werner Scheffer	Allan Longmuir	Melanie Peterson
Moritz Hamdorf	Adrian Robinson	Christopher P....	Davinder Hayer	Andreas Gartner	Richard Pollock
James I Daniels	Tali Lerner	Gregory Blake Stewart	Hollywood Heard	Scott Meade	Brianne Williams
Tom Ayre	Alex Crawford	Scott Bornman	Morgan Gammon	Benjamin Monroe	Thomas Odeyer
Paul Curry	Jackson Burns	Robert Gegenheimer	Mamadi KAMARA	Elizabeth Phillips	Beau Garcia
Daniel Wildeman	IRA Jersey	Sheldon Drobot	Dan Whisler	Jason Falls	Tyler Gilmore
Antoine Wilk	Louis Pétillon	Scott and Kimberly...	Ariana York	Tony Y	Yazid Sinaceur
Marcel Künzli	Mickael Poizet	Matthieu LACHAUD	Mike Whyms	Bret Jones	Jan Wendorf
Joan Martinez Colon	Sven Holle	Jonathan Copeland	Kelsi Tippery	Tristan Gutteridge	David Tabriz
Aidan Mccluskey	Valerie Grimes	Duston Sackett	Michael Pecchia	Laurent P	Sarah Brinkerhoff
Marty Conte	Joseph Schwartzel	Annie Savage-Edwards	Marco Michael Becker	David Garnier	Jess Brito
Britton Douglas	Campbell Bartkowski	Daniel Pineda	James Rogers	Antonio Lopez	Kenny G
Danielle Fioriello	Jenna Trabulus	Madilyn McDonald	Samuel Garza	Rod Austin	David Wilkins

Ashley Cyre
John Kukla
Kathy Ogilvie
Gerardo Santana
Dr. Benjamin Lindert
Maximilian...
Jakub Hinšt
Hunter Allen
Chinu Dama
Matthew Phillips
Brian Hiatt
Perrin Sizemore
Garry Smith
Connor Geddes
Ginger Riley
Alex Straatmann
Wesley Robb
Adam Toews
Brian Smith
Brittany Rodriguez
Nuno Filipe Duarte...
Matt Mills
Debbie DeBerry
David LaPointe
Jose Luis Esparza...
Deborah Schiesl
Matt Mahmet
Erin Dorshorst
Michael Thompson
Steward Sandstrom
Erynne C
Grant Joyner
Jennifer Cleveland
Cameron F.
Kris Conlan
Sean Hunter
Stacey Parrish
Mark Chekares
Andy Jacques
Jon Benavides
Isabella Sergi
Grant Babbitt
Abbey Jo Havens
Sam Hajnasrollahi
Bonnie Yoakum
James Ball
David Archer
Brian Rankin
Edgar Cruz
Alejandra Viramontes
Erik Godack
Cameron Iacomini
Brandon Winneker
Kaylan Smyth
Paul Moran
Swayde Jost
Joshua McWilliams
Patrick Cawley
James Siebers
Brian Acevedo
Melinda Medders
Melissa Rankin
Jacob Tatum
Nzanzu Kikuhe Jason
Meghan Schlattmann
Jason Downing
Ryan Blake
Andy Hatton
Nicholas Bem
Alec Stais
Philip Erik Henrik...
Tobias Liebl

Ronald Connors-Ehlert
Holly Rouse
Elliot Paul
Charlie Johnston
Antoine Ledot
Aaron Spratt
Julian Goldmann
Ternel Cyprien
Cody Davidson
Matthew Suttles
Matt Rosser
Yannick Felix Durm
Hector Cedre
Mitchell Holmes
Delicia Morris
Luke Pearce
Gonzalo Olivares
Jerry O Hoopes Jr
Dakota Smith
Henry DeBuchananne
Ricardo Hernandez
Camilo Gonzalez
Ryan Murphy
EliJah Kurtz
Markus Ayers
Billy Scott
Rich A. Lubbers
Brian McCaffrey
John Bonfitto
Eugene Dankwa
Brian Skelton
Chris Goeth
Marybeth Boczon
Patrick “Qlimax” Smith
Ali A.B.
Gordon Mackenzie
Adam Sandy
Ken Glover
Aaron Blades
David De Kooker
Edward Kelley
Kevin Byrne
Steven Petrash
Barbara Sheridan
Kely Lyon
David Fleming
Chuck Goetz
Phillip Harris
Dr. David "Matthew"...
Billy Dehner
Mitchell Burnside
Mark Stackpole
Vince Reilly
Anand Hitesh...
Chris Adams
Jani Julkunen
Clayton Kerebs
M A A
Keller Albertson
Mohammed Ali
Michael Thompson
Jean Paul Seng
Magnus Solem
Johnny Vencill
Mo Adventures
Carson Smith
Gregory Skorich
Thomas Kellar
Stuart Bowyer
Steve Connolly
Amanda Saunders-...
Doug Vanni

Albert Saipov
Jeff McNutt
Eugene Altshul
Laurent DUCAMP
Terri Conneran
Anthony Palmieri
Adarsh Essurredeen
Danny Peter Martin
Travis Haugen
Michael Shepard
Scott Foley
Ben Seims
Brian Stuck
Julie Goyke
Drew Dickenson
Miguél Angél Román...
Allyson Cote
Shayne Appleyard
Walker Tice
Patrice Davison
Rebecca King
Tony DesRois
Reinaldo Martinez De...
Dj Tin Man
Delena D Buenaflor
Bl Garrett
Johnny Sosnowski
Eric Wester
Daniel Blackman
Louis Marin
John Cooper
Kevin Reilly
Alison Stoecklin
Hunter McEwan
David Reis
Geoff Gorman
Enrique Martin...
J Cameron Cox
Jason Garth Caudill
Glen Oross
Michael Lee
Robert Reeves
Jaison Joseph
Colin Kaestner
Marc Gonzalez
Kristin Brewer
Thomas Hurth
Katherine McCallum
Austin Marshall
Andrew Lininger
Barry Lyons
Jacob Ayres
Daniel Martinez
Donald Folsom, II
Trevor Spielman
Clayton Stamper
Paul Geraghty
Matt Cooper
Evan Patrick Slack
Juan Diego Garcia
Patti Lawson
Beth Mandeville
Todd L
Seumas Cowan
Omar Kouatli
Scott Jennings
Yasir Bezirgan
Anna Marie And Dani...
Joseph Steindl
Matthew Reniero
Norbert Webley
Mr Chris Grigg

Zachary Rocheleau
James Monks
Karina Isaacs
John Henderson
Mozziconacci Thomas
Georg Reifferscheid
Laurent Desoutter
Aidan Mary McKenna
Margaret Christensen
Kevin J Kelly
Kristopher Mott
Florian Fosse
Kara Lafferty
Craig Robertson
Sarah Shaw
Ricardo Reyna
Christopher Neal
Matthew Marion
Shawn Penman
Jamie Hunter
Corwin Alexander...
Jj Jerkins
Dmitri Thompson
Patrick Taormina
John And Elizabeth...
Natalie Gigante
Chad Martin
John Cangelosi
Justin LeHew
Ian Wile
Joseph Vizzarri
Cody Gray
Aaron MacLean
Jacob Strong
Christopher Fechter
Jeff E Lagaly
Justin Whitfield
Davis Jao
Luis Martinez-Aguilar
Robert Lewis
Michael Becker
Dave Boyd
Kevin Giles
Paul Ward
M. Sam Beaton
Jeff Martin
Detrick Bombarger
Anthony Fletcher
Luis Pleitez
Jake Martin
Ryan Sinclair
Sebastian Ramsay
Peter Huston
Alexander Valdez
George Dreckmann
Keith Hyndshaw
Ryan Hickman
Beau Ice
Gunnar Sørensen
Jason Wall
Jack Coleman
Jason Thomas
Nicholas Strubbe
Kyle Hughes
Nathan Coutu
Kenneth Munro
John Allan Macleod
Matthew Skinner
Shawn Mills
Loris Todaro
Weston Blake
Ryan Hughes

Matt Peaslee
Jon McNutt
Martin Pineda
Hannah Rose Sacks
Patrick Stubbe
C. Fiel
Kurt Randall Krusen
Noel Nicolas
Peter Geoly
Cheryl Heitzman
Mike Kichline
Kenneth Moreton
Nicole Petty
Julien Gilardeau
Alexis Musolff-Carney
Eric Merkle
M. Kevin Harris
Dean Goodrich
Scott Allison
Ethan Taylor
Oscar Ramirez
Joel Collie
Warren Niu
Joe Bennett
Andrew Gullicks
Paulette And Edward...
Jason Burden
Mitchell Fein
Marvin Green
Bill Phipps
Andrew Steven...
David DUNSMUIR
Arran Harrison
Mike Wendling
Greg Mulherin
Shawna Heninger
Claudia Hall Christian
Duncan Lassiter
Douglas W Stern
Robert Kramer
Kyle Bagin
Bryan Masten
Hugh Lyons
Mark Tull
Shayne Jones
Peter Casserly
Remi Beautiful Bald...
Angel Rivera Sanchez
Adrian Lopez
Sarah Schutt
Rebecca Gudino
Ross Graham
Johnna Denning-Smith
Andrew Greenberg
Robert F. Anderson Jr
Benjamin Conner
Viliami Lolohea
Christopher Ciano...
Paul Whitehead
Baroness Dominique...
Hunter Warring
Daniel Rieck
Silvain Mak
Timothy R Miller
Peter Salem
Kerry QUIGLEY
Ernest Patterson
Daniel Watkins
James S Bauserman
Joshua Smith
Jim Comegys
Marla Clark-Anderson

Jörg Wittenstein
David Distefano
Ayla Luers Connor
Missoura Goldberg
Patricia Sterling
Isabelle Wagner
Teri O'Leary
Rafid Alkhuzaei
Michael Woodell
Fabian Steffen
Juan Ruiz
Buckie Horton
Charles Ward
Caden Hedges
Johanna Hofmann
Erin Stafford
Stephanie Ingram
Lindsey Bowen
Christopher Mc Comb...
Mario Ramos
Brian Vargas
Joseph Rivera
Mark Rakes
Connor Peyton Wright
Aaron Moore
Daniel Shantler
Teresa Hedgpeth
Joe Harrison
Kevin Adams
Brian Parker
Ricardo Ledesma
Francis Uzorh
Chris Flores
Seth D Feldman
Anne Cunningham
James Drago
Luis Angel Lujan
Emery Bruner
Bob Timmermann
Benjamin Lee
John Russum
Matthew Pyhtila
Shad Slaughter
Carra McClelland
Raquel Brookins
Jesse Cox
Justin Anderson
Elizabeth Olvera
Jonathon Janes
Jake Teat
Eliakah Kakou
Kenneth Tabala
Peter Smith
Steve Fanning
Kyle Sugg
Brian Schutt
Karen Smith
Adam Higdon
Katharine Allison
Michael Ruiz
Emma Archibald
Michelle Lukomski
Abby Westbrook
David Schell
Jose Lamas
Rob Caldwell
Blake Buchanan
Deepak Agrawal
Vincent Sacco
Justin Peace
Jack Wingfield
Kimberly Brown

Lord James F Essinge...	Stephen Wheeler	Tracy Roller	B P	Jonathan Myerov	Dorothy Amy
Sharon Stapleton	Jorge Santos	Jeff Lohreit	Carrie Russell	Michael Steckler Jr	Jessica Greene
Joseph Bushman	Frank Barona	Brian Winett	Connor Robertson	Tyler Graef	Trey Kerrigan
William Fanning	Jordan Brock	Mickael Krikorian	John Sutter	Glenwood Ray Clark	Kevin Lancien
Michael Maurin	Thomas LaComb	Helen Stoddard	Will Wimbrow	Stephen Loftus	Steven Streiff
Jennifer Gagliano	Andrew Davidson	William Veal	James Brown	Ramon A. Rivera	Scott Lynn
Aileen Bayley	Steven D. Cole, Esq.	John Olivo	Gavin Frush	Mary Rose	Vance Paynter
Keith Robb	Alison Henry	Gilbert Foster	Kevin Kelsey	Cheryl Ritter Bates	Josh Wright
Cameron Fullerton	Kai Love	Jorge Martinez	Jorge De La Torre	Elizabeth Chavez	Rebecca Burton
Izac Coleman	Sebastian Schönhöfer	Timothy J Eichman	Reyer Krikke	Gus Cavalcante	Jeremy Denson
Amanda Sorrell	Damian Ostermann	Kieran ELINE	Roddi Chambers	Daniel Hamm	John Cusworth
Gregory A. Dennison	Ti O'Daniel	P O Perrier	Eric SCHAFFNER	Sebastian Sidney	Todd Griffith
Janet Smithbennett	David Quadri	Lauren Alexander	Nicholas Connor	Jake Dunford	Devin Aldrich
Aaron Donnachie	Wade Peters	Rob Ratkiewicz	Rosemarie Belcher	Luke Andrew Skipper	Paul Curley
Santos B Ramos Jr	Darren Mehall	Brenden Kuerbis	Sean Prince	Rebecca Kleinschmidt	Becky Malek
Cristaly Aguilar	Laura Hanley	Freulon Stanislas	Louis Lepioufle	Platinum Car Centre...	Kyle Schmehl
Jean Christophe Skiera	David Evans	Sarah Nett	Edgar Motta	Jeremy Sell	Pj Thomas
Kathryn Barker	Brandon May	Dan Montrose	Elliott PERDRIGE	Cheyenne Sciascia	Winston Farrow
John Percival	Mickaël LINDNER	Michel Jannet	Mohamed Borhan	Corey Saksa	Dhiraj Mukkamala
Wayne Waterman	Nick DelVaglio	Tanks FTM	John Schickert	Quentin Rhoads-...	Steven Powrozek
Sean Findley	Michael Sinks	John Hamilton	Julian Landorff	Ivan Matherson	Stuart Ainslie
Lloyd Hawthorn	Neisen Alexis	Chris Post	Kelly Alcorn Mills	Tuyet Bui	Daniel DeCaro
Dennis Morris	Steven Peter	Amanda Renneisen	Arnaud DEVANLAY	Axel Partenheimer	Dimitri Belov
Ebony Vick	Wesley Fulmar	Beverly Park	Bill Sturm	Calvin Joss	Meredith Vey
Yaiza Ward	Heinz Hintermayr	Joseph J Kolodziej	Daniel Stähr	Jason Seiler	Kirsten Wilkinson
Jade Brodie	Olivia Jordan	William Knestrick	Calum Horsburgh	Michael Canoles	Julien Legavre
Eduardo MTZ	Leslie Estes	Angel Knight	Pierre Gallo-Selva	Oliver Gilhooly	Mc Kinley Horton
Richard Paige	Joegne Rudy	Youssef A	Molly Norton	David Owen	Dr. Andreas Meyer-...
Arnaud ROCHE	Georges Recco	Brice Descudet	Alexandre Ganachaud	Christopher Koch	Gobinet Quentin
Ludovic FALK	Daniel Smith	Jean Jacques Charro	Thomas Petermann	Théo Salès	Mijana Mazur
Matthew Wright	Alecia Huck	Ionut Oprea	Graham Wilson	Michael Anderer	Michael Sutton
Ethan Arner	Rebecca Black	Michael Hall	Philip Johnston	Chris Scott	Vanesa Anaya Aldana
Christopher Vestin	Mike Horrocks	Stuart Feinzig	Edward Havens	Kelly Lind	Liam Pinnell
Amardeep Singh	Kevin Keller	Benjamin Davis	Bear Aase-remedios	Dariana Francois	Grenier Claire
Harry Thomson	Christian Arnth...	Dallas Hesterberg	Bradley Peacock	Matheus Cruz	Jonathan Dawson
Tabitha McPherson	Kyle Clore	Eric Wunderle	Samuel Fuster	Archie Wilson	Chris Kiichle
Aditya Sankolli	Andres Chavez	Stacy Shannon	Cole Watterworth	Stan Fulton	Matt Leicester
Cara L.	Alexander Kurpinski	Peter Cain	Sergio Storelli	Jeffrey Clifford	Randy Skaggs
Michael Doby	Jonathan Andre	Timothy Gallion	Luis Cordoba	John Lovejoy	Hirvin Paredes
Glen Williamson	Dan Pass	Kyle Kupferschmid	Carissa Fraize	Jim MacLellan	Joe Smillie
Sean Harris	Patrick Weston	Jon Ferguson	Zach Niemiec	Christopher Hudson	Raymond Bender
Alec Nirtaut	El Cortez	Adam Salyer	Jennifer Puccini	Brittany Richter	Kyle Matschke
Les Evans	Mario Blanch	Vincent Pavone	Scott Hantman	Tyler Baldwin	Danielle W.
Peter Hadjigeorgiou	Austin Beaupre	Jennifer Rich	Michael Gonzalez	Cari FOSTER	Kevin Geis
Drew Beaupre	Gavin Frisch	Bryan Miller	Allister McGuire	Jacob Duncan	David Kudla
Marie Stromme	Scott Nilles	Barbara Holt	Dawn Sharifan	Scott Leon Guerrero	Timothy Holt
Nick Dougherty	Jackie Whitfield	Drew Peele	David Michael Caldwell	John Cardozo	Scott Neerings
Bill McKissick	Laura Messing	Ellis Crane	Tyler Sykes	Joe Santos	Edwin MARSHALL
Kevin Kelly	Gordon B Kinnie	Jeremy Williams	Roddy Ferguson	Anthony Valentino	Shaun McLaughlin
Catherine Porterfield	Cameron Johnson	Chris McNab	Travis Allan Shoemake	Somtochukwu Odita	Vincent Renaud
Dr. Michael J McGuire	James Brennan	Elizabeth Hayes Ellison	Peter Swart	Richard Hamilton	Scott Knight
Steven Webster	Matthew Rongstad	Gabriel Tagg	Kevin Magee	Joseph E Washum Jr	Nicholas Peter
Mihai Zidaru	Gino Ngallopi	Sarah White	Andrea Garcia	Mark Bennett	Fiona L
Felipe Voigtel	Jose Serna	Kramer Foreman	Jen Franz	Feron Sanchez	Aymal Bari
Zach Hicks	Stefan Renner	Cortney Crisham	Michael Gruber	Torin Modgling	Peter Carlson
Katie Beacham	Christopher Abood	Will Bowman	Phil Vottiero	Cheyenne Zokaie	Nathaniel Stoddart
Robert Frye	Clifford J Schlink	Beau Fore	Bruce E Ward	Brian Zator	Aaron Lockard
Rebecca Cordero	Jordan Monk	Andrew Smith	Jamie Cochran-Smith	Jacob Moreno	Will Russell
Dale Robb	Lyle Kennedy	Joshua Martin	Matt Nilles	Kenneth Elliott	Chris Gemma
Jake LeBeau	Paul Pronk	John Niedzwiecki	Peter Jewicz	Guilherme Blumer	Justin Stieneker
Jacob Jackson	Jason Wyatt Foshee	Keith Doll	Scott McDonald	Cale Koprowski	Jacob Stieneker
Scott Teesdale	Joel Clark	Vickie Skinner	Carlos Gonzalez	Kim Murray	Neal Ferguson
Daniel Boyette	Emily Arnsberg	Chris And Krystal...	Chris Ihlenfeldt	Phill Mancini	Jennifer Raines
L Fleury	Mike Troiani	William Gluck	Haley Chambers	Nathaniel Jansen	Brian Bills
David MacKinnon	Kevin Cobb	Jeffrey Messee	Stephen Scott	Jack Evanko	David Gresko
Ryan Spencer	Brendon Cutler	Antonio Gonzalez	John R. LaBar	Venessa Thompson	Jeffrey Wimer
Nicole Entenza	Cindy Christensen	Kyle Michael Mullenix	Jorge Reyes	Nate Smith	Ramon Delleguas
Franklin Santos	Ross Vande Hey	Louis Cavaliere	Josh Ireland	Luis Navez Dircio	Aaron Heath
Heather Calvert	Brian Morton	Matthew Thacker	Scott Kolf	Michael Duckles	Michael J Thomas
Raquel M Orozco	Grady William...	Jisan Lee	Joelyne Gold	Jenn Carlson...	Anne Verville
Sean Riddell	Tyler Warber	Duane Dockter	Amber Przybysz	Teryl Cartwright	Andrew Morgan

Jeremy Brannon
Matthew Thompson
Brian MacElroy
George Glinos
Lee Tilman
Juan Sanchez
Mark Foege
Seth Miller
Jacob Morrill
Josh Weinfuss
Jeff Hauge
Jonathan Alexander
Gabriel Mayz
Christian Erickson
Derik Hughes
Gary Lee Baker
Stephen Finocchiaro
Michael Frazier
Matthew Pettit
Alexander White
Ross Kronholm
Ricardo Figueroa
Gibson Gwinn
Alex David Willemin
Brandon Nast
Eric Wright
Ricky Witherspoon
Regis Pernet
Jarod Evariste Foot
Jigar Patel
Sam Diacon
RJ Clarke
Daniel Rabkewych
James Duffy
Andrew Parkyn
Meghan Babcock
Johannes Jackson
Alecio Júnior Dos...
Frank Trimhold
Yagnesh PATEL
Stephanie Kendell
Yugioh Martinez
Nolan Takata
Ryan Boyd
Michelle Lane-Cull
Justin Phelps
Bradley Weber
Mary R Madden
Spencer Brooks
Paul Nelson
Cesar Alvarado
Sean Hurd
Paul Cook
Patrick Gallegos
Chapman Hall
David Cowden
Brenna Takacs
Gaby De La Cerda
Alexandria Hann...
Arlo McCurley
Andres Gil
Ellyse Start
Chris Schanno
Clint Meek
Josh Fensterbush
Rafael Félix
Steven Dufur
Shaun Paquette
Lee Radford
Dillon Leisure
Giancarlo Cento
Sam Spangler

Randy Tow
Nathan Tansil
Shelley Hoffman
Sean Woods
Frank Davis
Brendan & Jing Vesey
Christopher Belew
John Bowker
Carrie Roscelli
Molly Shoemaker
Chris Hernandez
Breanna Binck
Sophia Cerbo
Jamie Sorenson
Edward J Dudlo
Austin Knott (TheAKK)
Alfred Itula
Ryley Browning
Drake Burns
Frazer Meek
Michael Pratt
Alejandro Guarneros
Benjamin Cramer
Justin Maslana
Jeffrey Goldstein
Matt Green
Erik Fabian Torres-...
Alex Bevel Jones
Dolly Charles Dickey
Iain Gibson
Andrew Crockett
Susan McCormack
Stephen Murphy
Eric Horne
Darrin Murphy
Michael Busch
Henri Jentsch
Derek Armstrong
Shawn Welker
Karl Josef Codilla
Jake Bryant
Jim Clark
Jonathan Hanson
Dustin Dowdy
Cj Burke
Cullen Martinez
Clint Talley
Gilberto Torres
Adam Evans
Bill Markham
Adam Brockhaus
Daniel Sisko
Jennifer St Peter
James Begley
Joseph Cannerelli
Sheila Smillie
Caleb Legnini
Anil Shah
Brian Powers
Bryan Hernandez
Nick Foye
Katherine Goetchius
Carri Briseno
Eric Donald Lee
Cameron Deardorff
Jonathan Goodfellow
Hunter Briley
Bryce Hardin
Jd Boswell
Juan Villa
Omar Cabral
Jay Hennebaul

Kristie and Rich Becker
Michael Cruz
Mark Crawford
Joel Robert Morgan
Matthew Chase
Thomas Giacomucci
Luke Janiszewski
Bryce Wheary
Richard Richardson
Joe Pease
Paul Nelson
Mark Kaschalk
Anita Serna
Jacob Latonis
James Herman
Felix Bonilla
Harvis Castellanos
Dillard Patton
Paden Cruise Beck
Travis Nummer
Mohammad Khan
Adrian Lindsey
David Doll
Richard Henderson
Tatjana Lenders
Jennifer Ragan
Brooke Erin Wurst
Rachel Greathouse
Caleb Keith Hanson
Kevin Fiedler
Andrew Hicks
Mark Miller
Melissa Stairs
Jose A Chavez
Florian Preiss
Sherri Bredenberg
Gregor Panse
Andres Baena
Michael Jefferson
Anthony D'Alessio
Daniel Miles
Josiah Molinar
Leslie Simmons
Brian Miller
Laura Burke
Joel McLead
Ryan Tercero
Edward Kelly Medlock
Ian Di Mino
Wes Gates
Alejandro Sanchez
Benjamin Anderson
Vincent Vetri
Gabriel Hernandez
Jaclyn Potter
Andrew Malcolm
Jose Gonzalez
Harry Stewart
Jermaine Bu
Kimberly Prud'homme
Bryan Sandoval
La Nae Kelley
Martin Dickson
Cinthia Ardon
Gino Colantuono
Michael Skrocki
John Scott Dalziel
Daniel Sommerville
Tiffany Poston
Claire Sinclair
Jon Fred
G Stewart MATHISON

Lance Pruett
Steven Sposato
Joseph Mahon
Michael Shirey
Daniel Ezell
Todd Boyer
Brian Waters
Cam Arnott
Joshua James Kassner
Marjie Anderson
Kevin Taylor
Marie Smoyer
Kimberly Cosby
Jon Perryman
Kyle Dominguez
Zhao Xiaoou
Todd Joslin
Nick Amadeo
Rosanita Ratcliff
Donald Benton
Austin Wright
Kevin E Talbot
Greg Bernard
David Emond
Steven Royl
Samuel Nordstrand
Alistair Cox
John Alcorn
Connor Grabowski
Alexandre Maisetti
Connie Callison
Jordan Ashby
Jarrett A Koenemund
Victoria Pelinski
Ewan May
Björn Böttcher
Mehmet Sinan...
Bryant Edwards
Kyle Morgigno
Will Butler
Johan Pietersen
Demetrios Lagoutaris
Jeremy Kish Minatrea
Clay Davis
Josh Horn
James Bonsall
Lewis Dunnigan
Jeff Braun
David Arancio
Aj Cifuentes
Nathan Beard
Brian Simpson
Stacie Betancourt
Scott Turner
Gilbert Castano
Nicc Goodwin
Joshua Brown
Alex Glissman
Matthew Hollyfield
Kent McDill
Jose Antonio Martine...
Scott Babrowsky
Ethan West
Hugo Martinez
Stephen Turnbull
Oscar Beltran
Chris Bustos
Michal Hickerson
Alan McAllister
Nicholas Tissandier
Oscar Gonzalez
Stacy Kreuziger

Charles Alexander...
Charlie Earp
Justen Peeling
Joe Murphy
Ethan Hawkins
Noely Gonzalez D
Brandon Nash
Derek Smelser
John Gremling
Alison Smith
Craig Mankowski
Andrew Martin
David Smallwood
Nathan Anderson
Brad Gaughan
John Singleton
Matthew Welker
Erica Robles
Craig Miller
Kristina Chubanova
Brandon Castro
Michael Raphael
Tim Lotesto
Jeff De Leon
Robert Brannan
Megan Repar
Dave Gordon
Wesley Taylor
Kristina Lachaga
Erin Duncan
Jamie Snyder
Greg Tickle
Dennis Morse
Julie Daniels
David Roberts
Zul Alidou
Stefan Haasis
Matthew Turi
John Eiler
Kevin Dick
Alexander Hutton
B Ball Andrew
Lou Ciccone
Barney Lloyd
David DEJAGER
Maximiliano...
Jeffrey Warren
Ryan Rogers
Michael Atherton
Bill Eggert
Daniel Bisogno
Paul Linger
Kris Kozlowski
Lauren Nash
Barbara Waelkens
Karl Stumpf
Alex Velto
Tammy Chamberlain...
Francisco Cruz Lopez
Tyler Keplinger
Christy May Conaway
Desmond Ramzan
Todd Forbes
Andres Villalobo
Bryan Wolf
Kyle Butkovsky
Cody Damewood
Manny Cheslog
Luke May
Paul T. Haenle
Steven Infinger
Jeff E

Seamus Barron
Isaac Gutierrez
Michael Villegas
Josef Christman
Jennifer ONeill
Mary Work
Phil Moore
Connor Lund
Kalani Kapahua
Brent Rankin
Kristen Lawrence
Matthew Gross
Matthew Skelly
Sean Kelley
Brian Spratke
Katherine White
Joseph Solis
Samuel Miskiel
Aaron Zimmer
Joshua Tagland
Michael Buhtanic
Justin Creegan
Charity Huff
Mark Shirley
Gary Rogers
Della Milbank
Jasper Puracan
Matthew Graham
Mark Warack
Scott Fichter
Bradley Whittle
Erik Castillo
Kari Heistad
Joan Gordon
Timothy Boswell
Oscar Ewing
Jonathan White
Chris Carter
Matthew Lankford
Richard Cramer
Steve Clark
Matthew Roberts
Blake Graham
Tom Robinson
Linda Laumb
Taylor James Layton
Fernando Torres
Brittany Osborne
Seamus Kaskela
Hali Groninger
Cesar Fernandez
Tyler Caprio
Austin Holcomb
Andrew Ingram
Trey Tacon
Luke O. Nwizu
Evan Fischer
Carlo Ramirez Gerstein
Ariffin Gadait Jr
K. Finney
Brian Shoemaker
Mark Rynard
Jeremy Day
Jeffery Morrison
Bryan Poole
Jesse Douglas Tasa
Doug Wilk
Dennis Yu
Jeffrey DeKock
Robert Holloway
Blake Makofsky
James Cross

Ryan Whetsel
Aryan Jain
Nate Greene
Joshua Miller
Josh Jackson
Lauren Morris
Mark Jones
Matthew Penny
Patrick Brown
Ylia Perez
Gareth Moore
Tarl Sokolitsky
Walter Ejnes
Alex Pollock
Ismail Seyis
Aaron Cummins
Chris Etchells
Daniel Willimer
Jake Moore
Marvin Walters
Elizabeth Arriaga
Juan Martinez
Mahmud Amin
Fady Tawadrous
Daniel Y Walsh
Thomas Aaric Wallace
William Pollock
Tyler Williams
Apryl Gould
J Amos
Andrew Hodges
Michael Bell
Christine Boyd
David Claxton
Kevin Smith
Gabe Mueller
Matthew Wooden
Tyler Mear
Michelle Thornton
Douglas Chesney
Ramon Ramiro Reyes...
Malcolm McGaughy
Vineet Joshi
Javier Segnini
Qiana Martin
Trapper McCammon
Quentin H
Paul Stewart
Edgar Navarrete
Robert Herold
Grant Guensler
Diego Cordova
Jacob Bychowski
Sam Shoemaker
Yagiz Ogulturk
Cooper Schorr
Craig Morrison
Sean Murphy
Caughey Joiner
Eric Ferguson
Joshua Revier
Beau Hooten
Davis Berend
Christian Luebbers
Maverick Keegan
Charles Tyler Dowling
Bear Bouton
Traci Miller
Tim Yates
Valerie Pauling
Valentin Jaramillo
Zachary Boyer
James Cooke
Karan Kumar
Eric Birch
Adrienne Bautista
Kevin Page
Lady Nicki Bartlett
Sean Blake
Marchelle Leonard
Michael Sake
Joanna Wilson
John Goddard
Barbara Senzee
Scott Stephens
Ryan Krueger
Paul Walster
Peter Coyle
Justin Russell
Shannon Farley
Abraham Martinez
John Reynolds
Alberto Lopez
Steven Campbell
Cody Cox
Jeff Handojo
Justin Shaw
Terry Wallace
Chad Arpe
Damon Anderson
Keegan Kitagawa-...
Kelvin Cheng
Noah Dunlap
Mike DeReu
Jennifer Piller
Matt Hutchinson
Scott Murray
Robert Hawk
Amy Pack
Brendon Sullivan
Cam Lambert
Dan Kovach
Michael Perez
Ken Light
Alec Sivertsen
Brian Stevenson
Jeffrey Repko
Marybeth O'Leary
Dongkeon Jang
Adam Kaul
William Fraunfelder
James Clarke
Rickie Watkins
Edward Woods
Shady Abdellatif
Michelle Carlson
Matthew Seney
Adam Kubizna
Hollywood Fuego...
Joshua Stevenson
Shelly Haslbauer
Robert Caton
Tyler Dollar
Saulo Diaz
Mustazar Essa
Bryan Bruce
Marc Icovino
Lord Stephen Bjork-...
Mike Murray
Kourtney Jones
Julie Norwood
Michael Gomoll
Christina McLemore
Stephano Valentin...
Brian Jarvis
Ezra Cox
Brian Jamieson
Grant Stevens
Christian Villa
James Sindall
William Woods
Meggan O'Rourke
William Phillip Eisele
Neil Shave
Liam Marriott
Shawn Doughty
Sean Tuohy
Ritesh Gudla
David Poole
Roger Ouellette
Philip Weeks
Kevin Wideman
Jaime Noel Melchor
Dan Anderson
Ross MacKay
Erin Looney
Alyssa Chelak
Jacob Fraga
Brayan Casas
Michael Witi
Daniel Vinas
Benjamin Osborn
Aaron Simpson
Matthew Lange
Barbara Christine...
David M West
Dr Jess Rowe
Kyle Jensen
Jeff Baldyga
Jacen McMillen
Brian Fontanesi
Kevin Michael Francis
David Winston
Glenn Graham
Thomas Coombes
Alex Hochstuhl
Kathryn Foster
Steven Michael Rehder
Steven Siegel
Clifton Durham
Amber McIver
Craig Rondeau
Dustin Joseph
Ayọmikun Akinrinade
Jeff Gurka
Howard Seamens
Christopher Sherman
Martin Jeffrey
Danny Wasky
Jonathan Roach
Sarah Casey
Joshua O'Neill
Robb Bolton
Juan Diego Quintero
Graham C
Renato Ferreira Leita...
Julian Diaz Jr.
Jen Chastain-Escalante
Jordan Adams
Brent Andrew
Tom Moriarty
Bruce Leroy
Mike Roberts
Christopher Gromis
Richard Huizar
Margie Jesgarzewski
Vivian Louis
Nathan Shumaker
Theodore Root
Cheryl Correnti
Jamison Hensley
Jen Haley
Elias Colon-Collado
Scott Culver
Edgars Lode
Matt Rigg
Christopher Thaxton
Hamish Mackay
Alan Mactaggart
Mr Robin John...
Ryan Taylor
Gerardo Serna
Jackson Taylor
Colleen Regnier
Joshua Dodd
Tatiana Fowler
Branden Christopher...
Alfred North
Jack Gibney
Brian W Curry
Brynne Ewing
Robert O'Brien
Matthew Bauer
Michael Hutchinson
Herb Catania
William Grundy
Logan Marder
Steph Huang
Robert Clark
Deno P
Robert Binnie
Chuck Radciff
Jesse Clark
Bryan Tremayne
Meredith Gilbert Plock
Jamar Petgrave
Brian R Pound
Garrett Lomeli
William J Kennedy III
Darren Engler
Joey Gentner
Renee Urry
Jacob Hut
Kendrick Gibbs
Rick McAninch
Simon Bergisch
Gino Reina
David Francy
Adam Freed
David Merrill
Jinsoo Kim
David Cash
Duane Jones
Steven Fox
Patrick Morris
Zachary Alfano
Michael White
Benjamin R Hugie
Bryan Escalante
Lee Corey
Erik Augustin
Mark Tansley Pack
Ross Bernier
Kyle Daddona
Sean McCormick
Melissa Sims
Ryan Coughlin
Carl Millward
Ben Johnson
Sean Palmer
Scott Hanson
Ruben Delgado
Michael K Shannon
Corey Schwenke
David Delia
Hugo Giovannetti
James Egan
Grant Campbell
Sean Bodwin
David Mark Monks
Dawn Williams...
Shane McDonald
Paul Nelson
Kevin Steiner
Luke Jalette
Anne Rushing
Autumn Morris
Michael Benning Jr
Jason Mottillo
William Warncke
Jay VanCampenhout
Aidan McGaughy
Kealy Houlahan
Timothy Marchant
Autumn Moore
Antonio Forte
Matthew Nicewicz
Glenn Davis
Ryan Minmier
Colleen Minion
Benjamin Shell
Mikołaj Omelańczuk
Melissa Bracken
John Henry Hinkel
Dominic Mack
Phoenix Smith
Joel Grossi, Jr.
Alfonso Espinoza-...
Doran Else
Grant Reid
Kelly Lowder Baldwin
Heath Lynch
Cody Reams
Dr. Robert Parker
James Harding
Blake Farnsworth
Julie Herning
Mark Shepherd
Douglas N....
John Arnold
Paul Caracciolo
Genevieve Williams
Samuel Smith
Emily Cochran
Daniel Jones
Paul Miller
Jaime Shoemaker
Brooks Bennett
Diego Zerpa
Ann Houston
David MacMillan
Ashley Raymond
Nathaniel Fausnight
Thomas Bonvisuto
Dana Blackwood
Jidorea Woods
Kevin Haworth
Kate Koop
Chris Cougill
Jay Roberts
Angela Waddell
Kathleen Atkinson
Christian Bacigaluppi
Kyle Smith
Sarah Slone
Brett Dalgleish
Joshua Bartley
Shannon Sparks
Alan Linskey
Izack Angerhofer
Daniel John McGuffog
Laura McFarland-Taylor
Graeme Barbour
Michele Dougherty
Andrew Gauvin
David Kirk
Chris Goble
Rafael Rassi
Tyra LH
Patrick Corrigan
Ben Burr
Christopher Perez
Scott Mitchell
Miguel Robles
Brendan Zwiefel
James Green
Brian K Henry
Stephen Salhany
Nick Shekeryk
Nathan Bukoski
Jordan Pardue
Tyler Fearn
Chris Owens
Miranda Estrada
Evan Smith
Gresenciano Ruiz
Russell Fisher
Brayam Polania...
Blake Miller
Kathryn Carlino
Andreas Xenofontos
Alex Lukasek
Jose Bahena
Marty Brandwin
James Mungovan
Curtis Lange
Nicholas Bowles
Kevin Patel
Mark Slotoroff
Deage Hipps
Jeffrey Coakley Jr
Chris Stephenson
David McGinnis
Ryan Showalter
Zane Jackson
Craig Eisenbrown
Jill Omari
Kate Mehling
Jay TenEyck
Allison Manor
Abi Larson
Daniel Neal
Dalton Aro
Amy Maher
Zachary Malosh
Randy Wallace

Austin Grewell
Pietro Abbate
Knox Marshall
Kevin Rodrigo
Kaitlin Boelman
Steve Sommerville
Zachary Lear
Bojan Miocic
Peter Sheahan
Tanis Krause
Joey Silberman
Melanie Krull
Nate Roundy
Jeremiah Godinez
Manish Shrestha
Raphael Eric Werner
K L
Marcus McGrath
Ian Lyle
Adam Mutschler
Cathy Harrell
Cole Urrea
Emmett Ryan
Will Hullinger
Lee Saylor
Timothy Shawn...
Christopher Krull
Gabe Kearney
Chris H
Jack Taylor
Will Pfafflin
Kit Loo
Nick Gordon
Cassidy Fail
Cindy Foott
Molly Taylor
Chin Lim
Roger Bailey
Patrick Amorelli
Daniel Cable-Chandler
Tyler Cindea
Matthew Adiletta
Mary Hoynacki
Nikhil Singh Kushwah
Stephen Pepin
Steve Dominy
Josh Taylor
John Myers
Lorraine Hamilton
Trish Murphy
John Ho
Thomas Bryce McEfee
Liz Campbell
Aaron Crenshaw
Chris MacLeod
Frank Adams
Joshua Lemieux
Michael Murphy
Tom Costello
Todd Macpherson
Eric Allen
Mark Sorrentino
Jr Tarin
T Longbrake
Joseph Martin
Omar Khan
James Catland
James Ingarra
Michael Gouveia
Brian Baker
Derek Fitch
Ernest Irving

Paul Franklyn Johnson
Arie Roth
Christian Watkins
Thomas McMaster
Lance Reid
Darrell Young
Sean Gorman
Taylor Pallas
Heather Crites
Corey Mahjoubian
Bo Kleman
Kristen Hicks
Jon Blackburn
Sean Reinhard
Jason Casco
Steven Butera
Milt Schmidt
Mirel Sedic
John Boyd
Damian Beckwith
Angel Rodriguez
Stephen Geiselman
Glen Goldstein
Michael Ross
Sabrina Ollestad
Daniel Deiters
Joji Malani
Everest Barjau
Karen Palomo
Ryan Morris
Andrew Van Hyfte
Jim Gillies
Khoury Beshara
Kyle Stefan
Eric Johnson
Ricky Tate
Joel Scott Kiekintveld
Martin Liebrich
Valeriu Crudu
Jorge Murillo
Shannon MacKinnon
Angus Donald
Timothy P DElia
Kris Loyd
Lon Beverage
Mindy Rice
Scott Voorhees
James Jenkins
Darrell Fishbeck
Ulised Vazquez-...
John Stone
Aaron Labrum
Erik Ozolins
Ethan Powell
Joy Esther Player
David McIntosh
Rohit Phatak
Allison Bredenkamp
Jason DiMarzio
James Diesen
Amber S
Robert Mann
Joshua Scott Raskopf
Nathaniel Hoover
Damon Christopher...
Bradley Spender
Wayne Stout
Kirill Stolbushkin
Katherine Grannison
Drew And Julie...
Josh Hanson
Paul Quito

Julia Carey Johnson
Mehrdad Khabir
Robert Woods
Roxanne Miller
Thomas Mallory
Joseph Scott Williams
Derek Koenig
James Nichols
Trésor Smith
Vikramaditya Sarda
Michael Roche
Banks Jacob Ishmael
Dale Moss
Mario Gomez
Zachary Knox
Jared McLean
Molly Price-Munson
Gavyn Wrecke
Scott Sutherland
David Lang
Angela Smith
Luis Urrea
Jonathan Flores
John Rast
Joseph Letscher
Kenia Lopez
Nick Irvine
Simry Aragon
Jeffrey Mantel
Adrienne Williams
Leah Armstrong
Jo Connolly
Ryan McGuire
Muzafar Essa
Verhoeven DIS
Wijahat Riyaz
Brian Gray
Tyler Lash
Sheranne Fairley
Tommy L Pierson
Moises Lazo
Lee Billinghurst
Kevin Burke
Brian Yung
Christopher Myers
Matthew McDonald
Adriana Garcia-Elias
John Sciberras
Coleman Kinzer
H. Kemal Gündoğdu
Kelly Massey
Joshua Wise
Brandon Miller
Chris Kidd
John Garner
Madison Olson
Jason Greene
Robin Callahan
Ricardo Alarco
Michael Bressan
Kirk Swanson
Ilir B Doresi
John Cupoli
Lauren Clackum
Glynis Murray
Adam Barrett-Clarke
Allen Peters
Billy Troast
Chessa Andersen
Shanley Redix
Julian Adams
Mike Snellings

Stephane Wyper
Mateo Antonio Lopez
Jay Ensor
Szymon Ksiazak
Kenneth Meyer
Kyle Sayre
Russell Trent Birney
Jotham Spreeman
Niall Ash
Brinn McClennan
Andrew Staiano
Mohsain Essa
Jennifer Smith
Marc DANDOIS
Shamelle Vogt
Corey Sorenson
Tajudeen Yoosuf
Geoffrey Uhal
Matt Benjamin
Nicholas Watson
Hayden Wedgewood
Steven Hartman
Nicholas Edinger
Craig Willis
Keven Pelon
Dan Guthrie
Connor Buchanan
Tim Bridges
Andrew C Allcock
David Brooker
Tyler Carter
Christian Bavuso
Bob Green
Nick Reichardt
Darren Jordan
Jeffrey Parsley
Joshua Cooper
Rae Mueller
Rob Carroll
Thomas DeMelo
George Ponce
Matthew Ventrella
John Wade
Daniel Elliott
Frank Englert
Ray Hernandez
Kristi Hultman
Annmarie Dodd Hunter
Zeid Jaouni
Narek Avakyan
Matthew Wilton
Bailey Sheehan
Robert Wachowiak
Sean O'Lone
John Livesay
Valerie Farsetti
William Corry
Noelle Dailey
Tim Lai-Smith
Bruce Davidson
Robert Williamson
Katie Uutela
Anairis Sofia
Craig Friedman
Melissa Henson
Paula Wrenn
Joseph Morgan
Jc Dominguez
Nicolas Spurlock
Craig MUTH
Priscilla Egli
Shaun R McMillan

Michael Erickson
Gibran Parra
Martin OConnor
Scott Vipond
Joshua Hughes
Jordan Montoya
Rebecca Gould-Levine
Alan Garcia
Elizabeth Wilson
Darren Sharp
Robert Rajhpaul
Divya Chandrasekar
Jason Aguilar
Sally D
Victoriano Fuster
Gerard Smith
Brendan O'Reilly
Jake Holmes
Trent Barsody
Ross Bennett
Evan Kane
Jonathon Gonzalez
Adam Neale
Ron Mulligan
Alex Wilson
Kristi Wallace
Dave Weibe
Kang Soh
Alberto Guardiola
Sean Duckworth
Allen Horen
David Quinn
Christopher O'Brien
Edgar Esparza
Jackson Zimmerman
Michael Florcke
Michael Gustin
Kirby Leaffer
Will Esler
Anthony DeFalco
Richard Trinkle
Ross Theriault
Kathleen Bray
Matthew Goldfine
Eric Davis
Kevin Mallory
Lord London Boyd
Daniëlle Anais Herman
Cynthia LeHew
James Dunning
Justin Harman
Mario Arjona
Edward Bendoraitis
Jonathan Childs
Benjamin Thompson
Hope Breckenridge
James March
Derek Grider
Shawn Strickland
Eric Kensel
Kenny Melin
Jeanine Pisciotta
David Farrell
Chris Johnson
Charles Bertole
Lauri Canivan
William Johnson
Crystal Reel Ogden
Peter Hargrave
Aerica Ostrov
Therese Griffin
Ryan Pickett

David Gardner
Jamie Strunk
Annie Saunders
Nicolas Powell
Nick Foley
Pam Blue Zen
Henry Alvarez
Conner Freeman
Steve Ehrman
Brolin Cordery
Drake Edmon Francis...
Anthony Morales
Elliot Allum
Jean Paul St. Pierre
Christopher Pakurar
Alexander Reyes
Let's Not Do This...
Tim Mouck
Darren Seigel
Adam Lee Winkel
Quinn Graves
Jeff Fleckenstein
Wilson Jackson
Joseph Salvador...
Mark Radoslovich
A Todd
Kody Morris
Ashley Hobbs
Legg Up Marketing
Greg Allen
Tallis Salamatian
Jana Seitzer
Jordan Nussbaum
Steven Martinez
Brian Opdycke
Todd Wilcox
Andrew Pitts
Andrew Jobber
Gregory Thorn
Juan Pozas
Mike Feasby
Corey Clark
Matthew Zamski
Josue Gastelu
Caitlin Colón
Ben Schermerhorn
Annmarie Dodd Hunter
Edward Cruz
Christopher DeRosia
Jeffrey Poole
Steve Roesch
Jeffrey Flory
Erin Frolicher
Ian Hizzey
Christopher Thrasher
Heather Hokanson
Jen & Jordan McHugh
Daniel Lopez
Sruthy Thankam Babu
Ian Bertram
Tim Gargiulo
Don McCaig
Nichole Oliveira
Laura Collins
Matt Barcalow
Kaylee Tutro
Lesther Loor
Daniel Noel
Joshua Woodall
Matthew Potter
Carl Willkom
William Anderson

Wren Shealy	Bryan Fantoni	Nathan Schackel	Gerardo Lopez	Justin Morris	Chris McGraw
Matt Perez	Kelly Tipton	William M Hunt	Matthew Morris	Lisa Shannon	Haziel Gonzalez
Andrew MASON	Anthony Freeman	Caleb Rice	Gabrielle Green	Douglas Price SR	Joel Hahnke
Lisa Martain Hoffer	Daniel Sotelo	Tim Tobitsch	Judy Kaethler	Ken Suarez	Heath Nagle
Brittney Swan	Julian Wyzykowski	Joel Michaud	Jeffrey Brumagen	Mark Seeger	William Collins
Benjamin Brunson	Steven Smith	Douglas Weisz	Jeremy Joblon	Geoff Wood	Felipe Gutiérrez
Gregor Scott Branson	Jeffrey Manning	Amy Latourette	John Livingston	Daniel Higgins	Paula Graham
Konrad Hoenig	Homero Garza	Joel Griepentrog	Andrea Tricarico	Kirk Sandberg	Peter Kamman
Nicole Rehm	Bucky Kramer	Brianna Coyle	Lorrie Kinkade	Adam Klopp	Jeff Francis
Matthew Kinney	Amy T	Dwight Szarkowski	Kat Dorworth	Lindsay Gemmell	Nicole Anstedt
Kate King	William Jones	Dennis Brooks	Brad Cassiday	Chris Dodd	Virginia Talbot
Robyn Purdie	Daniel Irwin	Gordon Roe	James Cameron	David Michael	Ammber Hoang
Mary Ford	Max McNeely	James Creegan	Ryan Hagemeier	Kyle Gaffney	Scott Wolff
Luke Martinez	Duncan McCreadie	Jarrod Worrell	Adam Tull	Jason Lemmerman	Robert Wylie
Eric Jones	Edward Pyle	Rug Phatak	Jame Schaedel	Jesus Cruz	Eric Ehlers
Greg Margolis	Rachelle Kelly	Stanley Vos	Robert Hislop	James Norris	Julianna Deyo
Rachel Methvin	Curtis Holben	Kilandra Bass	Brennan Coon	Jessie Voss	Ognjen Vlahović
Brad Henley	John Sullivan	Cinnamon Sullivan	Sean Clem	Cari Crosby	Walter Chappel
Conner McMurphy	Dierdra Willingham	David Stone	Dustin Cabossart	Andrew Conaghan	Rich Allport
Philip Pomposi	Jeff Potter	Christopher Davis	Matthew Melvin	Jonathan Cook	Howard Warren
Jane Scott	Brian Chamberlain	Christopher Pittarelli	Jason Ramsden	Justin Key	Daniel Dvorkin
Michael Roberts	Carol Whaley	David Rabon	Chrisann Majernik	Mark Peacock	Nihal Gooneratne
Eileen Anderson	Ross King	Robin Sullivan	Robert Ferguson	Todd Wendel	Michael Wood
Damien Husted	Jesse Spaziani	Jacob Roe	Thomas Sexton	Joel Jackson	Lisa Donoghue
Pamela Silvestri	Derek Miller	James Matuscak	Conor Leahy	David Anaya	Andrew Paxson
Ben Bradley	Kirk Thomson	Jessica Gardner	Nick Correnti	Esthefany Iraheta	Vince Gnozzo
John Martin	Josh Grimes	Zackary Jackson	James Collins	Kj Fox	Robert Pietrzak
Alex Frost	Christopher Daugherty	Dayna Sterlachini	Jason Peel	Dennis Rodrigues	Robert Bell
Michael A. Culver	Christine Grissom	Shawn Cavalieri	Miguel Diaz	Thomas Stipp	Angel Doss
Eric Miller	Bob Sonnier	Sarah Narotam	Michael Bordenkircher	Heston Miles	Julian Moore
Kelly Page	Holly Upgren	Laura K Johnson	Michelle Cronin	Bryan Scott Lawson	Nahum Flores
Turkay Seyis	Ronnie Floerchinger	Bart Sheldrake	Michael Crawford	Hugo Amaral	Julie Kenderdine
Marc LeFebvre	Chris Cornelius	Jess Gray	Boris Gonzalez	Nadine You	Jake Byers
Andrew Heisler	Kylie Austin	Joseph Evanick	Michelle Pease	Cory Karinja	Joshua Bement
Jeffrey Story	Diane Henderson	Ida Dorantes	Jeff Millon	Hugh Moren	Michelle Patzlaff
Bryan Christianson	Jennifer White	Mark Van Tassel	Tom Southworth	Kris Ballestero	Claudio Garcia Varano
Lauren Cecchi	Nicholas Hare	Nicholas Mooney	Jake Krehbiel	Sean Collins	Stephen Marut
Roberto Martinez	Matthew Pitney	Eric Garcia	Martin ODonoghue	Nathan Valyou	Larry L Johnson Jr
Jared Waggoner	Alex McWatt	Peter Hatton	Jefferson A	Greg Schmitt	Kieran McFadden
Alan Reed	Michael J Keon	Timothy Rhodes	James Reford	Paul Molina	Mark Howard
Virginia Cain	Matthew Padgett	Peter Darrin Murphy	Harrison Hall	Brandon Lee Steffy	Manuel Perallon
Michael Wisniewski	Gerald Lee Alicea	David Naringi	Zachary Keller	Benjamin Graham	Gary Short
Bryan Barton	Dani Maravent	Billy Sanders	Randall Macy	Arthur Prostick	Luis Eduardo Cornejo
Chinglun Lin	William Cranston	Jr Patton	Nicholas Braunlinger	Steve Ruiz	Mike Coleman
Matt Spelker	David Holtkamp	Grayson Schmitz	Kaden Ramage	Jason Hitzeman	Tucker Ives
Jose Valdes Franco	Spencer Smith	Jaramie Bickford	Lina Gasperaviciute	Micaela Gubitosi	Tyler Andes
Michael Kells	Jerry Godwin	Cooper Link	Matt Giordano	J Mark Lawson	Bill Puller
Joseph Gerlach	Kalen Hustek	Nick Smith	Bradley Kohlenstein	Himanshu Patel	Nicholas Horn
Matthew Ward	Aaron Petty	Remso Martinez	Lehi Thomas	Zach Marakovits	David Pomerico
Jonathan Tice	Jason Turpin	Robert Berg	Bryan Hilpert	Ty Funk	Daniel Faint
Ilsa Aguilar	David Sheehan	Stasia Kuske	Donald Forbis	Alexander Joseph...	Tim Miscovich
Brian McCraney	Sean Largay	Paul Nelson	Colin Davis	Angelo Moraitis	Grant Vermeer
Jason Richards	Ben Robitzer	Avesta Loloee	Thomas D Fellrath	Jackson Shipman	Tahir K Akcer
Lauren Wayne	Vincent Hernandez	Ryan Merz	Jesse Jensen	Laurie Owen	Jacob Hopkins
Heather Garner	Colby Bodin	Trevor Fox	Ryan Christ	Beau Taylor	Jensen Ried
Joshua Ferris	James C Miller	Christian A Orozco	Austin Sisk	Matthew Osbon	Nikki Eden
Drew Jordan	Mark Duda	Kyle Grosz	James Monaghan	Ryan McCain	Cory Cripe
Jeremy Fritsch	Samuel Burns	Harrison Adams	Daniel Stokes	James Cowan	Jenny Olender
Colin Ackerman	John B Nann	Andrew Johnson	Jason A	Moises Vargas	David Sheehan
Shirley Munoz	Kristin Nadir	Daniel Bulzacchelli	Alistair Hedge	Bradley Tannehill	Sean Haezebrouck
Maxwell Toczydlowski	Kenneth Farrelly	Ruben Zaragoza	Siegfred Tomeldan	Daniel Helmkamp	Bryan Alaspa
Joey Licari	Michelle Moore	Kathryn Cozzens	Andrew Crowder-...	Jereme Reeves	Melissa Johnson
Joshua Dotson	Michael Heyrich	Gianluca Perrotti	D'lynn Bueno	An Janette Harris	Dan Rea
Robert Curland	Austin Scott Eremus	Raquel Flores	Sylvia Sander	K Ricciarelli	Rich Moss
Jason Jones	Steven Sumner	Michael Dillard	Firmino Rodrigues	Darren Jones	Michael D Mann Sr.
Laura Lomeli	Daniel Monge	Maxwell Thelen	David Tassone	Maisie Martinick	Brandon Givens
J. William Midkiff, Jr.	Evan Mosley	Evan Spurlock	Joseph Gaule	Thomas Krumrine	James Wood
Russ Vogel	Lloyd Wideman	Josh Jolly	Melissa Mohamed	Jennifer Thompson	Heather Baca
Eric Stelzel	Christine Demuth	Harry Lazerwitz	Glenn Dobbins	Mike Krivo Lennhardt	Christopher P
Desert Muserelli	Mark Howell	James Guasch	Garrett McKinney	Lee Szam	Manuel Barreto
Whitney Spies	Jennie Romney	Martin Koski	Allen Michael Duke	Daniel Kahn	Gary Kopf Jr

Edward Kosbab
Conway Brew
Deana Ricks
Cheri Caravano
Neal Posdamer
Mark Ward
Ian Swanson
Rafael Franco
Jon Curcio
Adrian Cartier
Joel Vetter
Jason Ramey
Christopher Dean
Brandi Hughes
Luka Patrick Argent
Brent Rasmuson
Andres Perez
Dianna Brianne Varela
Bridgette Blakeslee
B. Springer
Fuad El Rassi
Jared Stewart
Richard Biagiotti
Brett Meggers
John Knell
Brad Shelton
Jacob Fericy
Robert Schnettler
Colton Gregory
Robert Scheirer
Chad Luebbert
Christian Szymanski
Connor Abernethy
Maxime Ouellette
Molly Anne McCown
Joe Strite
Jacob Moore
Jose Adrian Villacis...
Stephen Gross
Ivan Mark...
Andy Webb
Theresa Thurman
Christopher Huggins
Nate Roberson
Caleb Rheam
Michal Lorenc
J Best
Kevin Timson
Teresa E.
Timothy Cooney
Ryan Marwick
Sheldon NEAL
Lisa Kushida
Sarel Anbar
Kyle Sheldon
Luciano Varela Jr
John McLaughlan
Cris Hellerstein
Ryan Kenny
Ryan Schell
Raul Cairo
Matt Frye
Patrick Lynch
Melissa Marr
Jill Harding
Jabin Wilson
Beth Schaefer
Oliver Spinola
Maureen Barndt
Austin Frej
Amanda Salazar
Jason Watson

Andrew Clooney
Ricardo Zaragoza
Jeffrey Mudd
Rebecca Powers
M H
Ken Poole
Matthew Hillman
Beth Koebel
Joshua Phillips
Eric Sherwood
Matthew London
Sunny Richardson
Julie Rose
Lucas Swindler
Ross Muir
Blake Longley
Rich Sigler
Rich Noffsinger
Steven Hamlin
David Gaffney
Denis Holohan
Rich Scott
Aileen Carrillo
Connor Butterfield
Paul L
David Martinez
Michael Sandoval
Erik Fischer
Diego Lurati
Michelle Boydston
Robert Stevens
Mario Felipe Ayala
Joseph Cowan
Trevor Ralph
Josh Berin
Karly Kirkpatrick
Dakota Lee
Matthew Mancini
Dustyn Perrin
Allison Stevens
Pat Jordan
Doug Sutherland
Bradley Burks
Larry Centola
Mason D. Thompson
Tony DiMatteo
Brett Ande
Zhuohang Yu
Phillip Grossman
Gerard Holland
Faisal Hasnain
Sean Pflugner
Robert Z Norman
Mark Carson
Cj Carlisle
Scott H
Brian Lemke
Robert Howe
Aaron Forman
Alexandra Lovell
Anne Plunkett
Katherine Alessandri
Jason Novak
Joe Salzer
Aaron Gaspar
Andrew Olsvik
Madelyn Nau
Jesse Graham
Joseph Cook
David Rajan
Benjamin Runkle
Colquhoun Capital LLC

Ian Leverage
Mario K. Norena
Rodolfo Guerrero
Antwain K. Hunter
Chad Anders
Jim Cavanagh
Severo Palacios
Marcus McDonald
Kristine Josue
Whoopi Goldberg
Paul Hassan
Jeffrey William Harms
Courtney Lessner
Joseph Salemo
Edmundo Roldan
John Necaise
David Rivera
Shawna Lau Kong
Leopoldo Romero
Jorge Ruiz
Anthony Auld
Victoria L Austin
Micah Day
Morgan Mary McKenty
Ryan Arioli
Phillip McKnight
Pedz Zabat
Graham Garven
Jose Tellez
Bill Trifaro
Shane Shaull
Craig Nicholson
Andrew Puente
Craig Jones
Anne Schouw
Brian Franklin
Darla Radford
Ryan Hopkins
Annika Fleming
Lanigan M
Ian Suarez
Jose Rivera
Jeffrey Taylor
Elizabeth Nicol
My Phone
Pierre Wellecam
Joshua Kimmel
Michael Cornell
Stephen Zarate
Brian Baublitz
Eric Lopez
Sean Bryson
James Pimentel
Jonathan Stark
Jimmy McArthur
Angelica Galaviz...
Derrick Morris
Bill Gore
Ashley Xue
Paula Kenworthy
Cary Garvin
Tarik Swenson
Matthew Barker
Robert Closson
Shannon Jones
John Pruitt
Enrique Garza
Steven Tucker
Frederic Ferro
Cullen Arbogast
Bradley Boeckmann
Molly Dibble

Myrna Valadez
Ruth Williams
Rachel Kennon
Connor Lane
Paul Deering
Samuel H.J. Schultz
Paul Nykamp
Adam Gillette
Salvador Gonzalez
Rafael Ynestroza
Rick Johnson
Lindsey Bartlett
Homer Hanna
Paula Gast
Les Corbet
Nick Anton
Nathanael Mathis
Tom Sweezy
Thomas Carvill
Charle Jafet Acierto
Thomas Hutchinson
Christopher Gonzalez
Franklin Samples Jr
Chris Clarke
Kevin Wilhelm
Tony Crone
Corey Stevens
Colin Mohr
Rob Kitchens
Aaron PIKE
Bradley Barnett
Emily Burnworth
Jessica Lassiter
Charisma Eugenio
Danielle Hardin
Joe Davidson
Michael Graf
Ken Garner
Matthew Zavoral
Ann Ryder
Juan Sepulveda
Kevin DeBolt
James Curran
Robert McGuire
Daniel Taylor
Bill Schnefke
Mary Collins
Scott Klenke
Zara Otamias
Albert H Trageser
Patrick Ames
Robert Gutierrez
Dalton Case
Fiona Corbet
John Cassidy
Michael Bodenbender
Laura Bean
James Hake
Bradley Bissell
Amanda Aksamit
Beth Purdy
Niki C
Jacob Komenda
Magnus Nilsson
Jorge Mata
Gerald Skip Johnstone
Dave P
Caroline Baker Hulett
John Mignone
Travis Van Durme
Nathan Diehl
Ricardo Lopez

Jacob Sampson
Peter Camperos
Brandon Israelson
Ken Burgin
Brian Mc Garrity
Lee Maloney
Whitney Boiser
Nico Gomez
David Preusse
Tonya Nielsen
Bryan Lassiter
Bj McClendon
Lyda Costello Kiser
Aaron Wiens
Brett Holcomb
Dennis DeVey
Michael Lawler
Oscar Garcia
Mike Walker
Glenn White
Yathu Manamohan
Alan Major
Robert Patrick McGuire
Matthew McQuinn
Sherri Federici
Alan Thomas
Sean B
Stephen Ruble
Dan Spurgin
Montana Carter
Drew Vinci
Alex Camacho
Thomas Brown
Carlos Gamez
Brian Morris
Will Hoelke
Daniel Veshia
Christian Carlson
Jack Cavanaugh
Chris Elliott
Thomas Alexander
Jessica Paules
Raffaele Benzo
Bryant Schrader
Gary McLaughlin
Natalie Chesko
Tyler Lindsey
Eric Dollar
Marcos Vega
Guy Claveloux
Kelly Henley
Alexis BERNARD
Jason Randall
Thomas Lamb
Niall Smillie
John Cobb
Tony Bartlett
Christine Peters
Richard Khavkine
Dan Feinberg
Carlos Suarez
Trevor Casey
Justin Joseph
Nikola Sievert
Austin Mims
Shea Halula
Ricardo Rodriguez
Glen Bowen
Jose Aguilar
Bill P
Nathan Guy
Rebecca Carew

Laura Merritt
Bryce Sparks
Glenn Kaplan
Melissa Aho
Heidi Trute
Ryan Livingston
Sharon Kelly
Benjamin S. Hart
Jessicarose Lee
Blake Taylor
Jesus Cornejo
Justin Rojas
Danny Garcia
Natalie Strasser
Tom Keller
Stephen Howell
Chelsea Hajdu
Samuel Horsley
Joan McAulay
Robert MacLeod
Manuel Muñiz
Jeremy Clemons
John Kaiser
Scott Clemens
Will Troutman
Carly Mondschean
Anthony Aspenson
Eric Tuori
Modeazy Bonsai
Brianna Petro
Ben O'Cain
Adam Smith
Ernest Ng
Matthew Maroko
Marck Mendoza
Eric Doernhoefer
Joe Marks
Ryan Liddell
Matt Sotheran
Mike Franko
Mike Harris
Edward Ryder
Phillip Wiggins
Arthur D Ryel-Lindsey
Kyndal Vogt
Bianca Rodriguez
Garth Andrews
Carlos Rodriguez
James Anderson
Dennis Bonke
Michael Dorigoni
Gavin Donovan
Anthony Desiderio
Timothy Watson
Alex Wilson
Dave Sanders
Aarne Elias
Jonathan Feenstra
Charles Samuels
William Sundquist
Elisabeth Converse
Kaitlyn Corson
Chad Wollersheim
Matt Gordon
Justin McConnell
Christopher Connell
Brandon Beck
Eric Hough
Matthew Lacy
Wendy Barley
Jane Von Dohre
Christopher Galasso

Justin Caldwell	Michael Jenkinson	Dana Duncan	Camden Stockton	Joe Duplechian	Richard Campin
Rex Lane	James Mc Ginnes...	Casey Phillips	Brig Serman	Wayne Allen Cook	Andrew Perkins
Charles Daroy	Read Hammond	Natalie Baum	Jakob Poole	Adam Strohl	Slate Havard
James Robert...	Jason Raunikar	Danette Koebele	Joseph Malaquias	Tanner Osborne	Ryan Cope
Jennifer Valentine	Maj Huffman	Amy DeCamp	Raja Audi	William Davenport	Christian Alexander...
Moira Ryan	Brandon Antwiler	Nat Coburn	Perry Cooke	Sadie Talmadge	Christopher Garland
Ewan Ferguson	Travis Lyons	Jan Stokes	Erica Weaks	Bailey McAllister	Jamison Hahn
Diane Eilenberger	Michael Perry	Kristine Hoxworth	Chris Beans	Jonathan Martinez	Emmanuel Sosa
Kellie Parks	Jonathan Glassman	Logan Grey	Michelle Foster	Alexander Wrzesinski	John Evanko
Wesley Deskins	Zachry Pettigrew	Leo Hernandez	Derrick Colby	Nikki Flynn	Tonia Cummings
Lee Wilson	Richard Chard	Christopher...	Joaquim Noronha	Kelly Gregerson	Mark Megathlin
Hannah Powell	Victoria Burton	William Kampourogiou	Terry Henshaw	Shawn Doyle	Tyler Bevlaqua
Nick Custenborder	Ivelisse Suarez	Kelly Kottke	Catherine Sterling	James Howe	Cailyn MacLellan
Courtney McKinney	Jennifer Jasper	Douglas Pounder	Deborah Willems	Alexander Fumelli	Jen Provenzano
Reid Strain	John Gaivin	Casey Gallagher	Bob DeLano	Benjamin P Shankle	Barry Kell
Michael Petrella	Patrick Michaelis	Justin Hartney	Doug Keating	Elizabeth Beattie	Joseph Jalufka
R Brown	Julia Leach	Jonathan Garber	Ashley Dietrich	Olivea Dodson	Kara Koeller
Sarah Morgan	Nicola Hebert	Andrew Campbell	Kirby Fick	Matthew Grice	Shannon Scott
Scott Puntenney	Paul Larsen	Danny Bedford	Ulysses Vazquez	Dennis Billings	Dean Craig
Keiko Osada	Jillian Stackhouse	Stephon Solomon	Noah James...	John Herrera	Jurgen Kadriaj
Sean Fox	William Sanchez	Kyle Moore	Admir Ramadanovic	Clive Wetton	Lance Dolan
Matthew Parker	Nathan O'Dell	Roger Hawksworth	Umutcan Serles	Edward Rutkowski	Robert Bruce
Christopher Shale	A. Harry Williams	Amanda Lynch	Joe Scogin	Joseph Nichols	Nawojka Lesinski
Chris Lennert	Carrie Babiasz	Jenifer Rose	Jim Stewart	Dylan Roper	Cody Kenneth...
Deborah Worley	John Crossan	Jelena Vujovic	Rick Haegele	Callum Bell	Maximilian Goldmann
Andy Rosewag	Roger Dumont And...	Paulette Pinero	Kaden Koba	Maximilian Eichhorn	Dave MacKinnon
Andre C. McCalla	Jasmine Gardiner	Amanda Petrosky	Hallie Denise Moore	Maximilian...	Jody Yee
William Goss	Christopher Golden	Mike Bruening	Justin Meade	Ryan Mash	Stephanie Creed
Jennifer Humphreys	Chris Jossaume	Steven Davis	D. Andrew Jarrett	Michaël BENREJDAL	T Love
Melissa Reuter	Catherine Saarela	Darren Hunter	S Lamie	Colm Kearney	Dave Holbrook
Scott Murphy	Gary Funderburk	Douglas Leonard Ward	Michael White	Jeremy Ashton	Michael Dixon
Andrew Douds	Michael Robert...	Barry Lyons	Brooks Family	Sandra Bruce	Robert Fesi
Louis Pearce	Arnaud Clave	Kyle Beard	Lynn Wyeth	Shona Davidson	Joseph Alexander...
Taryn Buckley	K schreiber	Zeus Pereyra	Thomas Dubowski	Marie Laryea	Isacc Urenda
Samuel Moore	Ryan Brewer	Sandro Toledo	Scott Shaw	Christian Petit	Vincent Motzkus
David Swift	Margo A Klosterman	David Gonzalez	Josue Mendoza	Mike Etheridge	Jason Dennis
Kenneth Krilla	Michael Hartman	Stephanie Reilly	Markus Reinhard	Joseph Smith	Don Zant III
Kristin Pineo	Tommy Johnson	Nicolas Rubinacci	Aaron Lozano	Dianne Cadigan	Amy Johnson
Sharon Cochran	Maria Lewis	Wyatt Alexander Blair	Joel Beckman	Wade Prince	Laurie Decker
John Michael Fay III	Gwen Callahan	Jane Williams	Steven Parsley	Will Edwards	Jesse Shaw
Tomasz Czeczot	Randon Johnson	Eric Ortiz	Ryan Wieler	Meghan O'Driscoll	Michael Sanchez
Robin Mathews	Justin Dick	Damian Robson	Alexander Lee	Tim Story	Patricia Bailey
Alex Osenbaugh	Will Holbrook	Teresa McTigue	Jordan Gray	Jon Lampman	Paula Meisenzahl
Justin Sager	Lady Carmen Wolcott	Jack Kobe	Heather Yen	Angela Bedessem	Ashton Rautmann
Miss Dupsey	Margaret Wenzel	Melissa Kay	Ian Dodgson	Ben Rasmussen	Kyle Linhares
David Brock	Daniel Mangialomini	Dave Hamilton	Max Detwiler	Matt Hanson	Evan Rosen
Ransome Reyna	Jason Pauli	Victoria Folz	Jeffrey Conklin	Jay Urban	Armon Kaviani
Mandee Forehand	Johannes Wellner	Yoan Valdes	Gavin Grams	Damian Billington	Christian Stockmann
Kaitlin Thompson	Gary Warren	Gerrit Mauder	Cody Bruce Barney	David S	Chris Vasilios...
Greg Flamm	Keith Boak	Brooke Allen Plummer	Michael Mayer	Snorri Gudmundsson	Jeff Fiedorowicz
Kenneth Soto	Mark Cranstoun	Jack Suitor	Christopher Benbow	Eric Gemmell	Kalyn Campbell
Eric Razo	Delphine Tseng	Andre Bruce Laird	Dorena Battaglino	Steven Shultz	Grommier Francis-Gaël
Christopher Wiggs	John Carmichael	James Conway	Jackson Baldwin	Merrick Marquie	Jennifer Harp
David Pople	Chris Armond	Dave Koba	Kevin Casey	Elliott Smith	Glen McQuilkin
Francis Weston	Connor Jones	Georg Dalitz	Loan Couédor	Philipp Dunkel	Dorian Dixon
Jens Weber	Jem Wierenga	Josh Tearle	Jason Couch	Dylan Jayawardena	Scott Wilkinson
Jason Miller	Audrey Duncan Welch	Evan Lee	Gene Mcmurrin	Gerald Thomschke	A Easterling
Richard Britt	Tony Ham	Alan Rennison	Thibaut Trouche	Jonathan Wood	David McGuinness
Sarah Weinstein	Rolf Wolsink-Malms	Inigo Monreal	Richard Speirs	Sven Johns	Maxwell Tyler
Hugo Tyler	Christian JIMENEZ	Mareike VanClief	Geray Rossen	Ffion Owen	Martin Gribben
Patxi Laborde	Paul Leonard	Christian Brinker	David Lorieau-Nuñez	Loic L	Julien Picard
John Maxwell	Gabriel Malet	Philip Cockerton	Lilyan Faucher	Liam Tolan	James Wright
Antoine Fourel	Anna Donovan	Pamela Bender	Mariana Quinde	Ricky Brown	Nicole Stelter
Mark Walker	Alex Maier	Alexander Danz	Evan Creswell	Christopher Darrington	Marc Bernard
Stefan Haasis	Ayana Thomas	Jarrod Weaver	Bob Gasper	Shaylene Waterer	Joshua Barger
Maria Weimer	Jordan Weiss	Jason Campbell	Danilo Martinez	Larry Lawrence	Dan Kolbet
Yining Liu	Brad Anderson	Antonio Rios	Alexandra Maneely	Justin Whitley	Richard Waddell
David Brindley	Neil Castelloe	Sandra Moore	Alan R Smith	Scott McGallagher	beakman movado
Randall Bell	Andrew Levine	Tommy Farrow	Mark Turner	Brett Frandsen	Edward Lucio
Kameron O'Brien	Andrew Bowers	Amanda Urrego	Spence Kendrick	David Zoltowski	Griffin Allister Green
Santo Alderuccio	Bijoy Shah	Jason Conner	A Aron Sheehan	Aiden Mario Castro...	Kenneth Colon
Nathan Reid	Ben McIndoe	Austin Hill	Shawn D Webb	Jerry Lin	Daniel Gedman

Cristino Pacheco	Chad McAskill	James Moler	David Quigley	Charles Clark II	Erika Dale
Brad Wright	Tyson Larson	Andy Booden	Wesley Savin	Jessica Schuster	John Vrolyk
Jackson Sparks	Adrian Williamson	Johnny Randy Bernal	K Mab	Benjamin LaBatt	Jason Hudson
Joe Gutting	Astronomical 1	Rebekah Adams	Rachel Hirst	Jordan Lakes	Teresa Foerster
Matt Sacca	Jacob THOMPSON	Diego Añez	Peter Chadbourne	Andrew MacKenzie	Karen Largent
Cory Horner	Edward Plunkett	Michelle Boening	Jacob Olejarczyk	Robert O'Brien	Dominic Aquila
Lynne Hartzer	Brett Tighe	Bear Jacobsen	Osman Ali	Regan W	Mark Clucas
Jason Moretin	Meoghan Sistrunk	Ryan Mulvenon	Francis Durnein	Alex Churchward	Luis Gonzalez
Nate Addis	Katherine Youngblood	Dwight Montgomery	Rajiv Smith-Mahabir	Thomas D Stricklin	Winnie Tran
Farschad Farzan	Laura MacLeod	Kathryn Reed	Oliver Winterbone	Jeffry Giordano	Can Liu
Marco Raygoza	N Verban	Kaden Weldy	Robert Anderson	Tristan Poorman	Mark Methenitis
Ethan Williams	John R Nelson	Micah Woodard	Amelia Graytock	David Gray	Sean Powell
Devin Keeney	Daniel Doyle	Mark H Osborn	Crawford New	Craig Mitchell	Sean Lally
Richard Chciuk	Cesar Augusto...	Erik E	Zach Wnek	David Harrison	Claudio Martínez III
Leslie Drummond	Michael Doerfler	Dylan Clements	Eric Whitman	Christopher Wirth	Reginald Levingston Jr
Joshua Lawrence	Chris Johnson	Daniel King	Nick Thompson	Beth Jones Schivitz	Nathan Keselring
Bear Constant	Barry Wayne Lee	Cullen Byers	Mike Herzog	Matthew Marshall	Joseph Ryan Caruthers
Evan Teaman	Daniel Babbitt	Stacy Haggard	Andrew Rushing	Leanne Rodd	Jonah Celentana
Paul DeGeorgio	King Harrison	Brennon Groves	Greg Babinecz	Victor Kamesar	William Weir
Brian Geimer	Anna Bergmann	Christy Boyd	Blake Bierman	Roary Schmiechen	Shanna Mcewen
Joshua Clift	Isaiah Mendoza	Susannah Litton	Patrick Fenelon	Ismael Arbizo	Felicia Alspach
Theresa McDermott	Terra Johnston	Rony Galdamez Jr	Cory Wills	Mariam El Haj	David DeSilva
Andrew Fransen	Smokum James	Ashley Tone	Amy Award	Liz Jacoby	Justin Chapman
Len Clark	Jan MARSHALL	Shannon Harlow	Doug Thomas	Joseph Rocha	Royce Munn
Joaquin Andrew	Benjamin Brickett	Blair Smith	Stephanie Tarin	Amber Ray	Andrew Gold
Will Grist	Evan Peluso	Henry Marshall	Nicholas DiPietro	Anthony Huerta	Eric Canfield
Franco Pulice	Christopher Pomeroy	Murray Wallace	Reece A Sorenson	Jamie Santomarco	Scott Runnels
Quentin Pearl	Kyle Shipp	Gavin Fitzpatrick	Ian Kimmel	Gustavo Mar	Kyle Dowling
Skylar Zapata	Marco Innocenti	Chase Florom	Alex Pilcher	Alex Santos	Zachary Longstaff
Josh Curtis	Cynthia Cheshire	Joel Ramos	Christian Smith	Jana Craft	Rachel Stewart
Adrian Sandoval	Alan Keen	Chris Rogers	Leslie Dougan	Brittani Valentine	Dino Sorbara
Ford Hamilton	Erin Simmons	Brett Moore	Lynn Szlachetka	Brandon Kostishak	Mohammad Hashim...
Raleigh Harris	Jay Thompson	Edith Michmerhuizen	Matt Cesca	Luis Orozco	Erin Poage Dennis
Justin Hamilton	Susan Larsen	Michael Philipsen	Amir Davoud	Robert Rotchford	Amanda Boyle
Monique L Wallace	Nicole Silimperi	Adam Chkautovich	Mark Lamb	Stephen Shippy	Bradley Wallace
Matt Osborn	Greg Crisp	Sean McConnaghy	Renaldo Arroyo	Hayley Shirk	Drew Fitzherbert
Luca Carol	Christopher Massey	William C. Buckles	Dylan Hammond	Victor Garcia	Dylan Price
Angel Jaramillo	Rob T	Chris Hehnly	James Owen	Nicholas Allegro	Kyle Bartow
Samuel Snideman	Jon Michael Herlth	Chad Boyd	William Sorokolit	Ben Vrobel	Jay Tippen
Michael Smoak	Bill Gannon	Alex Grajeda	Jeff Chipian	Peter Aysseh	Justin DeHart
Crystal Alvarado	David Howard	Alexandria Leiva	Christopher Gamble	Jon Silver	Jason Cadow
Alexander Michel	Brendan Dillon	Nicholas Ehlert	Timothy Mahan	Katie Jeffcott	Samuel Thomas
Enrico Bertiato	Chris Allen	Kevin Tremor	Spartan Way	Kyle Venable	Jacob Drahos
Joshua Alcon	Brian Rud	Daniel McLeod	Colin Schmitt	Robert Chamberlain	Doug Fox
Sarah Kessinger	Diego Galan	Becky O'Neal	Jeff Siegersma	Bari Itzkowitz	Fernando Sepulveda
Leigh Flanagan	Kodie Coblentz	Joshua McKinley	Jered Tyler Davidson	Conley Runions	Joe Harvey
Justin Morrow	Jacob Collen	Christopher Hickman	Jim Roy Stewart Jr	Alexander Frey	Laurie St. Germain
Brad Cochrane	Steven Bradley	Eric Palazzo	Kelly Wilkinson	Justin Sliva	Kait Francis
Craig Francis	Joshua Newson	Josh Beatty	Daniel Morelli	Dave Purdie	Scott Gyenes
Jack Harper Anderson	Rayna Clay	Paul Roumantzas	Dave Valdez	James Copley	Jason Stevens
Stacy Trent	Andrew Nelson	Stephanie Hawley	Jason Stewart	Juan Carlos Camacho...	Erik Sun
Andrew Little	David Hickey	Mike Steskal	Dillon Stein	Erik Flores	Jen J.
Kevin Pierce	Scott Rynes	Michael Willis	Jay Zincone	William DePasquale	Christian Aufdermauer
Raul Pedraza	Brad Gentile	Alejandro Carranza	Andrew Heelan	Luis Diaz	Catherine Sutton
Jan White	Brent Hurley	Kd K LOGIC	Ben Ogden	Tom Shepard	Ben Jackson
Matthew Kiniorski	Sam Henry	Marcus Brinkley	James Butler	Alex Smolen Williams	Nate Phillips
Lydia Lane	Harjit Singh Gill	Amber Masters	Jeff Crim	Oli Martin	Aj Weller
Ethan Brosnan	Brandon Wingfield	Kenneth Hall	Juan Valdes	Lisa Wiese	Kath Robinson
Sean Zamora	Thomas McEfee	Londa Anderson	Patrick O'Donnell	Allen G Ricks	Jhan Sandoval
Matthew Bree	Darrell E Reed	Dan Skoff	Mark Sinclair	Trey Paquette	Arthur Chen
Evan Reichelt	Cassio DaCunha	Jacqueline Rollings	Megan Yeh	Jason Marcucilli	Richard Melber
Sandy Hall	Shawn McBrayer	Craig Levis	Dominic Aquila II	Meagan Eaton	Charlie Reese
Michael Biggs	Brenan Fulton	Victoria Parker	Chris Adams	William Salamone	Casey Fay
Dave Watson	Edward Kelly	Amorette Vildosola	Jamie Sim	James Michael Barnes	Farren Sheehan
Shawn Gorman	Mj Worrell	Ryan Latone	Massiel Padilla	William Scott Brannon	Nehemiah TORRES
Kate Berryhill	Angela Byrne-Sweeney	Ismael Martinez	Christopher FONG	John Stroh	Kyle Morgenroth
Antonio Hernandez Y...	Jason Roach	Alexander Karp	Blake Zeitman	Courtney Winslow	John Rockwell
Brendan Wimberly	Oak Arias	Anthony Santopolo	David Gillespie	Jerry Rodriguez	Michael Nerthling
Tyler Connell	Robert Burke	Dairo Chamorro	Kameron Casey	Kyle Holloway	AJ Calabria
Brian Turnbough	Andrew House	Jake Rutstein	Tracy Maxwell	Ryan Wallace	Ashton Beck
Kevin Szurek	Douglas Goodman	Gordon Patrick	Sean Kershner	Sung CHO	Brendan McDermott

Archie Pitts	Michael Neel	Sara Horn	James Loughman	Amy Jacobs	Jeffrey Garrett
Jason Timothy...	Melissa Bolland	Micah Gwartney	Christopher Daughters	Zach Prager	Ryan T MCDONALD
Martin McManus	Cody Andrus	Mike O'Rourke	Stephanie...	Marshall Conn	Sev Palacios
Greg Kerr	Anne Karyna Bakan	Richard Wallace	Amy Hamann	Joanne Sanders	Patrick Freeman
Paul Golden	Egbert Price	Kelly Eger	Andrew Jones	Muffy Lavens	Mike Besmer
Sabrina Wiley	Kris Beaver	Madison Dunne	John Miller	Oj Montevirgen	Kelsey Bahner
Jeremy Ferraez	Newlin Carvalho	Toby McGrath	Vishal Suri	Brian Penick	Dennis Lumia
Ace Kelly	Chris Stevick	Shay Ludlow	Pier Visser	Porter Stanton	Bill Blackburn
Linda M Weisinger	Essie Reed-Schrader	Daniel Peters	Alec Morand	Vicente Garcia	Elias Voulgaris
Christopher Freeland	Lori Villanueva	S Lopez MB	Moore Family	Dakota Siler	Brian Dalessi
Joel Tourjée	Elizabeth McVey	Jessica Fish	Theodore L Davis Jr	Adam Ducat	Collin Baily
Lea See	Erin Nott	Caleb Klein	Tom Collins	Joseph Molino	Shane O'Donnell
Ethan Scott	Emily Strobach	Juan Correa	Matthew Green	William Sears	Colby Raymond
Stephen Buraczynski	John Bentley	Nathan Huband	Adam Bowers-Jones	Russell Bailey	Ryan H
Miral Khalil	Caleb Grimes	Christopher D Mulhall	Richard J Hagan	Ellie Jackson	Steven Arraiano
Karl Muth	William Broderick	Jason Noennig	Jonathan Allwood	Anthony Busko	Benjamin Edward...
Ian Smith	Dean Russell	Tyler Wiginton	Kelly Wrinkle	Matthew King	Jake Jones
Robert Leon	Justin Smith	Mark Rosen	Daniel Hoffman	Joe Greenwich	Kim Griggs
Anthony Limone	Brian G	Gabe R	Nick LeRoy	Joshua Price	Sal Di Stefano
Joseph Lay	Dion McGill	Marcella Shope	Joshua Sorenson	Erik Lindstrom	Kenneth McArthur
Beth Cantor	Cameron Sinclair	Shahar Yaron	Toàn Lý	Cory Weaver	Crystal McKenzie
Bert Walker	Sandra Giarde	Joshua Walker	Alexis LaSalle	Janice Coccoluto	Ryan Miller
James Etzel	William Moffitt	Tom Grates	Bill Johnston	Adam Sessa	Jeff Ayers
Brendan Curran	Alan MacTaggart	Nicholas Hurney	Vivian Workman	Musheer Huk	Amber Alvarez
Jeremy Brodovsky	Lora Helvie-Mason	Colin Shields	Jessica Lee McDonald	James Stephenson	Dee Jay
Ian Savill	Jason Trotman	Brian Gray	Timothy C Taylor	Lloyd Woodrum	Simon Cho
Pam Umlauf-Brown	Carlos Perez	David Soendker	Isaiah Baez	Benjamin Messenger	Stewart Morris
John Grime	Jared Chrysostom	Tyler Schmidt	Kathryn Christopher	Kelley Blanchard	Sean Leen
Stephen L M Heiner	Stuart Haskin	Bert Smith	Nicholas Knueppel	Carin Reddig	Denise Nelson
John Flinn	Andrew J. Dvorak	Jeff Caley	Susan Parker	Kelly Ash	Jonathan Godfrey
Michael L. Valenzuela	Debra Murphy	William Butterfield	Edelmiro Rivera	Matthew Snellings	Joe Anderson
Kendric McIntyre	Ana B Fernandez	Nathan Johnson	John Guillean	Warren Reed	Robyn G
Jacob Barbour	Christopher Ballard	Mohamed Khattach	Crypto Phyzio	Scott Sturg	Noreen Fewer
Kellee Gills	Raymond Guzman	Felix Train Pinnington	Zachary Michael Wing	Jon Glassman	Anthony Vittorioso
Jeffrey McDonough	Tyler White	James Laufman	Thomas Slowe	Erik Ladinsky	Kristina Creed
Irene Kszepka-Daly	Osama Mustafa	Christopher B Kirksey	Tony Sagastizado	Mark Lowry III	Emily Anderson
Tim Davis	Michael Charlet	Kristen Nabors	Jason A Kelly	Richard Netro	Felix Ramos
Al Pennington	Mark Perry	Darrell Young	Shawn McLeod	Philip Ashcroft	Dennis Shane Miller
Kevin Abrams	Alexander Ploegsma	Victoria Garcia	Harold Silva-Ponte	Melissa Reid	John King
Drew Swadley	Dan Van Der Werf	Griff Briggs	Eric Lee	Steve Lamas	Stanley Piekarz
Adam Kocher	Yvonne Zwiers	Sam Jones	Gonzalo Huerta...	James Thornton	Paul Corlett
Charles L Simmons	Benjamin Campau	Abdul Barzak	Jeffrey Myers	Bob McClennan	Akash Parikh
Nicolas Elizondo	Jason Turner	Mac Kenley Alexis	Luke Ryan	John Watkins	Anthony Houston
Kevin Ryan	Tyler Evan Ogg	Will Weyer	Colleen Pollick	Javier Benavides	Troy Cronk
Marlee Galvez	Garry Guyan	Daniel Hueber	Patrick McKlveen	Stefan Hueber	Troy Dutton
Jim Kiriakakis	Kelly Kerr	Robert Ramsey	Jose Abraham...	Adam Levy	Jonathan Foster
Jacqueline Brown	Craig Tribble	Brian Judd	Andy Gray	Tobias Nagle-Semple	William Gardner
Rudolph Pavlesich	Justin Mitchell	Nathan Prichard	Landon Adolphson	Philippe Coulombe	Elijah O'Kelley
Gary Bennett	Morgan Baker	Colin Sincock	Brandon Gardner	Travis Whitt	Allyson Becker
Harris Tomlinson-...	Andre Abamonte	David Varela Jr	Edward Kelly	Simon Fairweather	Christine Beckham
Dean Leslie Muirhead	Matt M	James O'Donnell	David Penn	Joaquin Aguayo	Jenna Schmidt
Andrea Ferri	George Balian	Daniel Costa Braga	Sue K Dittmar	Heidi A Lear	Gregory Haley
Elton Williams	Tyler Aliberti	Orlando Aguilar	Jason Flint	Keith McWhinnie	Vincent Gianfrancesco
Dale Robertson	Christopher Bell	John Brubaker	Agnes Moran	Patrick Marryat	Mike Monair
James Pollock	Samantha Warriner	Adam Angus	David Brown	Alex Balla	Scott McDonald
John Affleck	Roger Manuel	Antonio Martinez	Patti Jones	Anthony Rico	Taylor Whitelow
Andrew Popow	Evan Shearin	Francisco Guerrero-...	Adam Cobbett	Cody Santangelo	Debbie Pryse
Alejandro Lopez	Andrew Manson	Callum Rattray	David Pearson	Chris Ward	Jon Barry McMullin
John E Robins	Louis Stewart	Odane Davis	Mina Iskarous	Beau Casazza	William Robertson
Scott Begbie	Walter Palacios	Gabriel Dodson	Pierce Carbery	James C. Bennett	Kyle Wasserman
Bill Boulger	David Higgs	Catherine Wold	Tyler Johnson	Kelley Tomlinson	Logan Massey
Jennifer Coolbaugh	Tyler Gilboe	Carson Clow	Taha Kazmie	Colin Linde	Andrew Kirkpatrick
Vegas & Paula McCain	Shane Thomas	Stig Anders Lundstrom	Joe Wilson	Brandon Ramirez	Philip E Dequine
Jemma Kean	Gillis Boyd	Marius Froehlich	Thomas Thornton	Joseph Kwiatek	Pauly De Bartolo
Shawn Halsey	Audrey Olsen	Mateo Samper	Matt Gallatin	Dennis Bronstein	Karen Hadland
Ramon Fj Lopez...	Peggy Van Duyne	James Buck	Andrew Robinson	Israel Flores	James Wilton
Bailey Dehn	Kris Smith	Jeffrey Breitenfeldt	Rosanne Reyes	Douglas Figueroa	Joe Stavale
Grant Tefft	Dan Johnson	Kevin Bayonnet	Lori Staaf	Tim Curran	Doug Fletcher
Tarek Khalil	Charles Stefanich	Emma Killick	Darin Canova	Jorrit Lootsma	Lucas Hartfiel
Thomas Merle	Brett Manning	Ian Steele	Steve Heintz	Grant Toellner	Tim Kelly
Luciano Lembo	Jon McDonald	Amanda Romney	Armando Aguilar	Townsend Scott...	Josh Evans
Eric Li	Joshua Hartman	Jemon Council	Alan Kelley	Brandon Ogreen	Andrew Foote

Shawn Davidson
Mark A Weger
James Steffner
Kera Parker
Sean M. S. Thody
Isaac DePoe
Paul Farruggia
Matthew Sharp
Beau Links
Mike Burns
James Nau
Ron Banta
Jason Repchak
William Doel
Amaka Nwobi
Ryan Sherman
Amber Coverdale
Ty Johnson
Danette Koebele
Sara Stewart
Joris Sohie
Trent Weaver
Abigail & Olivia Lyon
Zachary Van Winkle
Tim Coombs
Jacob Showers
Joshua Harrison
Ewen Macdonald
Amie Waite Larson
Joy Elizabeth Martin
Alexander Carli-Dorsey
Melissa Sager
Dominic Lewis
Tyler DuVall
Nicole Wheelock
Robert Brooks
Cris Doby
Rayven Bowser
Zack Koenig
Jacob Lahr
Bradley R Collins
Heather Maury
Brodie Allison
Nicholas Soulikias
Mark Winstanley
Dustin Kosnik
Greg Donahue
Melissa Hopper
James Hignett
Jaime Buelta
Matthew Weekley
Robert Vogel
Nicholas Bateman
Ann Rutherford
Joe Wegman
Kelly Bodwin
Jon DEAN
Jennifer Bauer
Matthew Montoya
Jean Philippe Louis
John Waszewski
Steve Richards
Donovan Cool
Austin DiLeone
Pomona Valero
Kieran McGuirk
Phil Horswill
Christine LaBelle
Elizabeth Young
Tyler Dolph
Anthony Bupp

Arin Monast
J. Kirsten Weger
Andrew Lehmann
Dylan McIntosh
Michael Johnson
Steven Alan Ford
Thomas Josephson
Joe Tolentino
Liam Green
Fotios Katsigiannis
Doug Odegaard
Luc Larson
A. Henrich
Joshua M. Reid
Patrick Jennings
Jorge Gonzalez
Kelly Peters
Adam Regnier
Adam Becker
Alun Rees
Casey Moon
Chance Gentry
Ronald Ross III
Tony Anderson
Jim Weber
Joan Ryan
Paul Readette
Meghan...
Nadine Maßbaum
Christopher Rooks
Thomas Weekley
Zachary Campbell
Hunter Haas
Neal Hainlin
Marvin Flores
Tj Wilcox
Alexander Strong
Cyndi R.
Jonas Hullgren Larsen
Bas Winter
Stirling Goulart
James Comegys
David Reed
Don Schutt
Mackinley Hunter
Thomas Alfonso
Maria Bridge
Robert Braddock
Phil Yu
Erin Peart
Allison Walker
Janet Cusack
Jesse Evans
Wesley Cook
Peter Lawrence
Carl Mc Gilbert Jr
Josh Brady
Carrie Daugherty
Caroline Kratz
Rhys Dorrian
Walter Zucha
Pierre Antoine...
Erin Lesch
Kristin Shaffer
John Milmoe
Kristina Rennekamp
Mujtaba Elgoodah,...
Brett Beuch
Nicholas Lutzel
Ross Tollan
Austin Mild

Michael William Dolce
Matthew J Lambert
Jessica Murkin
Daniel Tremper
Andrew Fisher
Kees Bentvelsen
Matt Dolan
Mark Johnson
Mayank Patel
David Rivera
Joshua Perry
Chris Brown
Joseph Krsulic
Jason Burton
Brigid McAteer
Carter Henson
Scott Sackreiter
Ross Johnson
Joshua Gibson
Jose Ruiz
Analissa Moreno
Daniel Mellor
Mark Lim
Laura Kmitch
Nathan Archer
Hannah Stelmach
Franchesca Sagen
Melody Fallon
Keith Gunn
Paul McGinley
Tyler Cocker
Richard Stromberg
Phillip Galvan
Sasha Houy
Kasey Metcalf
Rhys Nelson
Joanne Leicester
Hope Cline
Joshua Garrison
Hl Weston
Jonathan Goodhue
Brad Forsyth
Shane Robson
Jonathan Liebling
David Roberts
Tamsyn McGregor
David Allen
Mickael Quillet
Brian Gibbs
John Seal
B G
Jean Dominique...
Jason Blyth
Laura Socwell
Michael Connors
Wayne E Iona
Robert Arhip
Chrystina Howard
Rebecca Goldbach
Kyle Foster
Anthony Shaw
Jose Maria-Rios
Robert Caldwell
Penelope Bustamante
Noah Smith
Anthony Martin
Richard Tyrrell
Max B
Christopher O'Brien
Matthew Stime
Justin McLeod

Bryan Catley
Jonathan Glover
Thomas Hughes Sapp
Daniel Krakani
Rachel Mueller
Jared Belcher
Robert Rosenberger
Kelsey McDonough
Jeromy Emerling
Ryan Moore
Adam Brown
Heidi Hasselman
Michelle Edwards
Hugh DEVLYN
Michael Rego
Aaron Uyehara
Kimberly Moos
Daniel Cushman
David Hartmann
Romario Joseph
Jacob Gonzalez
Thomas Glaze
Andrew Rogers
Katie Brown
Robert Rothwell
Dana Gaspar
Tom Whyte
Shane Blenderman
Monica Ward
Kyle Budnik
Francisco Molina
Mark Ryan
Antranig Shokayan
Craig Harrison
Allen Carpenter
Del W
Emily Fedynich
Andy Gardner
James Ferguson
James Ronka
Anna Clark
David Williams
Matthew Lafone
Robert Trovato
Ryan Hamilton
Stacy Schwartz
Zac Crosley
Chi Underwood
Kevin Smail
Xavier MASSE
Stephen` McGrath
Paul Higgins
Julia Stuart
Thomas Hodge
Evan Westerfield
Chrisdon Hall
Marcel Port
Raphael Lubczyk
Robert Fancy
Jasmine Smith
Aaron Broege
Melodee Trombley
Tyler M
Jessicah Holloway
David Dragovcic
Bertrand Souabe
Lauren Thomas
Payet Graig
Gavin Priest
Bailey Kane
John Young

Matt Collins
Cole Robb
Davey Byrne
Jonathan Wayne...
Brian Sanders
Daniel Stickney
Rupert Crabb
Anuraag Agarwal
Will Williams
Roger Ford
Kevin Rys
Dina E Lawrence
Joshua Berry
John L. Rich
Kari Callin
Charlene Adamson
Bryant Madrigal
Clayton T Colliton
Amy & Pat Murray
Justus Min
Brandon Zeiden
Craig Randall
Jessica Keaton
Douglas Hopek
Anne Kobbermann
Amy Whalen
Todd Heintz
Adam Alter
Sushant Thapa
Nicole Salow
Lori Hewitt
Chris Smith
Jason A Powell
Alex Revutskiy
Davis Fore
Henry Olmos Churchill
Phil Illner
Lauren V. Bruaski
Christopher Bower
Robert Zavala Jr
Michael Sutton
Josh Emshoff
Christian Harden
Jim Maurer
Gary Tudor
Maxwell Suris
James Dial
Derek Sinclair
Jan Brings
Ryan Lilla
Harold Gainer
Norma York-Bremer
Jenell Lorman
John Christian...
Grace Breseman
Oliver Krause
Scott Hayman
Liam Best
Hisler Jonathan
H K
Sarah Dixon
Jaspreet Dayal
William LeFebvre
Alexander Billington
Tom Lydon
David Uzzell
David Wilson
Aayush Dabas
Loyd Scott Huggans
Craig Kwiecinski
Wayne Muirhead

Vicki and Jeff Gideon
John Merriman
Darla Jones
A Z
Heather Ring
Benjamin Hatfield
Zachary Terrell
Austin Jensen
Kevin Moll
Eliana Vargas
Louie Aguilar
Christopher Layloff
Spencer Dayton
Letcher Ross
Adele Paoli
Joshua Huelsmann
Mike Kopp
Naomi Watnick
Nicolas Borau
Jack Spence
Vikas Kapoor
Wesley Clark
Chris Lynn
Kai Apel
Brian Dupree
Peter Bates
Paul Danielson
Rachel Cummings
Meg Oldman
Karen Redman
Andrew Gibson
Jamie Kelleher
Tyler Spears
John Albers
Wesley Whiffen
Alisha C Morgan
Tyler Jorgensen
James Millard
Dan Cot
Chipps Addam
Brett Eannarino
Matthew Czervionke
Shaun Lee
Lauren Kim
Ricardo Aguilera
Lisa May
Kathy McGuire
Cameron Sutherland
Michael Helm
Ryan Clark
Jacob Traxler
Peter Schäfer
Keegan Frank
John Thomas Conway
Nicholas Quadri...
Mathias Muller
Katherine Clarke
Blair Zenker
Old Man Heinrich
Gregory Johnson
Scott S
Joshua Jordan
Daniel Papez
David Day
Darren Riggle
Benjamin Rickard
Daniel Preece
Christopher Ward
Alexandre Bernardo
Julie Anastasie
Paul Speed

Matthew Hanson	Cameron Power	Paul Blakey	Cheryl Kelley	Sean Pringle	Heather Morris
Haley Murphy	Anthony Valenti	William Thomas...	Jason Trebilcock	Richard Chahine	John Hykes
Peter Green	Ryan Schneider	Dominic Mulvaney	Evan Matthew Qatani	Lisa Pietrandrea	Jon Glenn
Joshua Davis	Jacinto Delgado	Matthew Will	Chris Warwick	Derek Mikkelson	Alistair Steavpack
Nick Lush	Laura Schulze	Salvador DELAROSA	Glenn Gonda	Ivan Cisneros	Connor Reichert
Dries Olijhoek	Margaret Worrall	Kevin Robertson	Ryan Zeigler	Michael AL-Badani	Todd A. Sacco
Allen Mccottrell	Ally Durant	Daisy Ogunedo	Neddy Fierro	Thibaut Thellier	Nils Blank
Amber Vandenburg	Markus Schlegel	Jules Carlo	Alex Brooks	Benjamin Bertrand	Max Leighton
Dan Patmore	Olivia Reinhardt	Jovany Villagómez	Abraham Martinez	Daniel Thomas	Xavier Parrie
Christian Hammond	Thomas Myers	Marc Jungbauer	Thomas O'Connor	Nathan Baumann	Robert Nelson
Michael Mathiesen	Tristram Ridley-Jones	Rebecca Snyder	Amy Smith	Alfred Barnes	Keara Fish
Chris Khan	Kenneth D Weinert	Kevin Martin	Philipp Grasshoff	Alan Micheal West	Chris Simpkins
Leah Witman	Michele Waggner	Alaina Kommer	Kyle Stein	Corey Breese	Carter Oldenkamp
Nicolas Marie	Marco Schweizer	James John	Raphaël Hartmann	Matthew Hoormann	Kenneth Gillespie
Johanna Meehan	Melanie Nathan	Kashara Robinson-...	Ryan Hazel	Jeffrey "Beau" Knight	Jake Wright
Eric Holderness	Robert LeHew	Charles Silivelio	Mitch Thomson	Christian Gast	Sheldon John...
Mike Laney	Jack Osbon	Tristan Kichline	Brennan Kichline	Scheroi Taylor	Jeffrey Beltran
Andrew Brooks	Ian Dunbar	Catalin Blandu	Courtney Wilkerson	Kai Strohschein	Julie Monaghan
Jana Bachschuster	Dennis N Duncan	Marijn Kooistra	Matt Crook	Louis Hégo	Alexandre Schmitt
Olumuyiwa Jaiyeola	Conor Harding	Shane McHale	Myat Min Thu	Gavin Brennan	Robert Osbon
Junior Nguimi	John Tayse	Cheri Nolle	Matthew Coronado	Andrew Stewart	Forest Rohwer
Matthew Garcia	Dunstan YIN	Michael Puello	Jo Smith	Joshua Sidney	Jeff Smith
Stephen Loundermon	Sarah Renio	Preston Hilton Jr.	John Stickel	Josh Render	Cynthia Matute Lopez
Michael Beaudoin	Jonathan King	Michael Wideman	Marv Nashed	Noah Dutton	Barry Armitage
Chris Quigley	James Borntrager	Jason Blum	John Grant	Helen Livingston	Brendan Cahill
Joshua Gloer	Russell Dalgleish	Jacob Reitzel	Jarred Cornwell	Stephen McGoff	Alexandre Halimi
Allison Morrow	Gerry McLaughlin	Marshall Osborne	Gregory Silva	Connor Gorry	Jonathan Kelly
Drew Rohde	Mike Duncan	Pau Casado Aragones	Michael Diz	Logan Sisco	Chris Menne
Joseph Ognibene	Mc Kinley Melton	Bryce Fausset	Kyle Thomson	Raymond Inae	Tyler Smith
Austin Webster	Nicole White	Shawn Danhouser	Ian Elsenbach	Brian J Lewis	Jesse Tzeng
Simon Jones	Tom Yoder	Georges Oliva	Tabitha Alleshouse	Nick Hoppenjans	Shawn Rowland
Ryan Bodley	Alaric Koh	Casey Watterworth	Matt Gall	Joshua Koen	Jennifer Trempe-...
Ashley McManus	Rebecca Podniesinski	Scott Dunn	Navarus Grant	Omar Luna	Chris Mowery
Jason Sobota	Carlos Feeney	Jacob Dyer	Alison Gale	Logan Sweet	Adrian Cimino
Stefan Brugman	Stacy O'Gorman	Michael Cleary	Keana Swadley	Laura V Garza	Connor Watterworth
Frank Ingiosi	William Deeker	Michael Barnett	Sarah McDevitt	David Collins Jr	Gustavo Pena
Ilsy J Hoo Connelly	Jared Powell	Jessica Anderson	Rachel Cheung	John Koenig	Mel Payne
Samantha Wood	Ezra McNeill	Pate Wiseman	Michael Clemens	David Emrick	Gregory Balec
Christopher Paul	Zak Karim	Mathieu Reeves	James Wiley	Ian Hendry	Jacob Heninger
Mathieu Menard	Donald Smith	David Anderson	Sumit Roy	Jahvon Exodus	Isaac Fisher
Lariat Gafford	Brian White	Robert Parish	Randi Holder	Ann Marie Cocozza	James Fenn
Pete Walshe	Marc Shapiro	Jason Pellissier	Braden McGinn	Isaiah King	Ian Weissman
Bautista Palma	James Fleming	Roland Van Zandt	Dan Stewart	James Farrell	Ozzy Osborne
Kenneth Stephens	Liam Casey	Kimberly Ward	Ross Bennett	Matthew Glover	David Garese
Tracy Baker	Frederick Wells	Colin Hill	Jose Melena	Joseph Cuttre	Abraham Morales
Dennis Yan	Chris Thomas	Brian Simão	Ewan MacLeod	Brian P	Doug Svetkoff
Mark Mccafferty	Ron Croson	Andy Hubbs	Chad Ross	Kevin McFall	Lillian Vincens
John Jacobson	Peter Davis	Patrick Brower	Chris McNeill	Jeffrey Cronin	Cesar Perez
Danny Luskin	Robert Bray	James Stuart	Kathleen Magruder	Richard Lewis Newton	Daniel Williams
John Houston	Mike Watson	Jamie OConnor	Larry O Connor	Irving Eduardo Reyna	Seamus OSullivan
Deda Divine	Brent Theyson	Arturo Alcorta	Kyle Lathrop	Christopher Dedrick	Steven Mitchell
Nate Graziani	Michael Zolnierczyk	Thomas Robert Adams	Kevin Schuetz	Drew Lewis	Jeff Kammerdeiner
Caleb Haddock	Eddie Davidson	Kaden Bauer	Bobby Hoock	Harley Rusher	Dylan Rusher
Sean Rhorer	Ben Johnson	Sarah York	James MacPherson	Steven Mcclure	Cameron Callister
Kailee Shraiberg	Kyle Vaa	Liam Briggs	Adam Tankersley	Cameron Pinyan	Mark Persiani
Clayton Whipple	Tien Shawn	Jakob A	Ethan Jenkins	Bennett Hadley	Magnus Thompson
Sam Grow	Whitney Reeds	Matthew Hannum	Tanner Schroeder	Christopher Shaeffer	Hannah Osment
Jeff Andress	Vincent Treglia	Robb Wheeler	Mandy Kavrar	Or Efrat	Matthew Stump
Ryan Wells	Stephen Giesecke	Patrick Allen	Joe Follick	Edgar Martinez	James Sharpe
Jack Hanrahan	Lucian Nevatt	Tom Potter	Kieran John Huxtable	Jelle Van Camp	Noah Hoffman
Craig Hunter	Hisham Abdelhamid	Jonathan Little	Edward Crandall	Jack Reid	Patrick Miles
Rachel Sweeney	Jason Furrer	Jonah Smith	Norman Joseph	David P	Ryan Dow
Laura Mayer	Ian Cluroe	Nick Brehm	Edward Schmidt	Jeremy Loos	Brandon Howe
Xavier Albors Bobonis	Vinny Debenedetto	Joel Andrew Dean	Dominic Wethington	Daniel Jones	Ryan Cody
Ian Smith	Jacob Davies	Marshall McAdams	Joshua Dickerson	Fraser Mcmillan	Daniel Flowers
Brendan Rayder	Aaron Ebertowski	John Mason	David Keown	Jeffrey Stalnaker	Carter Bagley
Lorrie H	Patrick Schwabe	Dan Whaley	Robert & Michelle...	David Martinez Jr	Jessica Haygood
Annaugh Braves	Jonathan Mark Mitchell	Trevor Younginger	Anthony Gonzales	Annie Horlock-Milton	Reynolds Glunt
Joseph Ryan...	Shane Jacques	David Asbridge	Peter Hatzoglou	Fergus Gordon	Rose Hanley-Nickolls
Aubrey Gilstrap	Randy Stift	Cédric Haas	Matt Dawg1400	Jacob Fenster	Ned Abbott
Sarah Lewis	Dave Paisley	Tiffany Ye	Russell Long	Oliver Long	Norman Carter
Madeline Hammer	Lauren Sweeney	Carrick Barnett	Alexander Stein	Kathy Scott Rummage	Caleb Thomas Mihlfeld

Bruce Athelstone	David Mc Ferron Jr	Justin Bidwell	William Lasher	Timmy Olson	Elsie E Rubitski
Stephanie Rohlfs	Michael Stuckey	Tom Mullaney	Robert Castillo	Jacob Kryscio	James Wiles
Mehul Patel	Logan McConnell	Caruso Franz...	Ethan Smith	Victor Red	Mohd Farish Bin Aziz...
Jennifer Lathrop	Armando Deblasio	Brian Velazquez	Aj Kapilan	Robert Libera	Mustafa Saadi
Jacob Martyniuk	Carlton J Smith	Tiger Tang	Ryan Young	Katlyn Stevens	Sergio M
Tom Alexander	Chelsea Hajdu	Brian White	Korab Uka	Lanigan Matthew	Andrew Shaw
Rey Glunt	Samuel Hosig	Kristian Del Rosario	Andrew Hardman	Mara Schneider	Carter Craig
Joe Kiff	Sarah Kurfman	Marco Chapa	Thomas McAninch	Jonathan Feld	Chris Lowery
Celeste Hompstead	Mark Ashby	Bill Gable	Oskar Dunker	Jeffrey Rodrigo	Matt Underwood
Patrick Valdez	Sam Ashton	Andrew Rosen	Juan Prado	Kevin Knoke	Ryan Draper
Jed Wachter	John A Ne Smith Jr	Patrick Noehrer	Jonathan Bietz	Jared Bush	Brent Schmidt
Jeremy Ragsdale	Brent Nenadal	Rachel Clifford	Greg Feltman	Lawrence Severance	Nicholas Martinez
Nick LaBahn	Matthew Seilus	Jesus Manuel	Joshua Nackman	Blake Conatser	Chris Wagener
Joseph Mottillo	Keith Knoke	Justin Zimmer	Ryan Mains	Ryan Reck	Oliver Benjamin...
John Searight	Tim Peters	Lindsey Zimmerman	James Montalvo	Ruben Andres Nicola...	Kevin Allen Ingram
Mark Watson	Golden Dupaix	Andrew Teffeau	Adam D Moss	Ryan Winfield	Allen Keith
Aaron DaPonte	Khristopher Watkins	Devyn Holbrook	Isaac Mei	Mike Bertholet	Daniel Ralston
Mike Curtis	Andrew Hershauer	Gina Dellatte	Brian Decker	Eth Hush	Jolinda Miller
Rutendo Gomwe	Billie McGrane	Beda Fredy-Miller	Madison Giraldo	Holly Woods	Adam Clark
Bryan Jones	Skippy Sturdivant	Christy Jourdan	Devin M Murray	Gustavo Prestes	William Schulz
Tatiana Mateus...	Aaron Redburn	Micol Ryan Buchanan	Tom Derusha	Jon Kriner	Beck Savidge
Brett Cyphers	Collin DawsoN	Sarah Hernandez	Radford Bunker	William Maus	Danielle Gjellestad
Casey Griffis	David H. Lawrence...	John Costello	Derek Shirey	Anne Irvine	Rebecca Hayes
Michael Lisa	Bull City Knives	Raf Cordero	Edwin Guevara Garcia	Roger Silva	Andrew De Villiers
Jason Roden	Jason Stant	Kathleen Patricia...	Bradley Wilson	Ross Tannock	Chad Evans
Charlie Fitzgerald	Martin LaBelle	Johan Giraldo	Dominic Giovacchini	John Clarke	Camren Nelson
Evan Lorendo	Cutter Matlock	Laura T.	Steve Kelling	Eric Shuty	Tiffany Thompson
Adriene Hill	Jennifer Madere	Tucker Brown	Erin Smith	Eric J Werning	Shirley Dougan
David Bocook	Christopher Davidson	Sam Brake	Ashley Smith	Nick Smith	Natasha Latzman
David Rudan	Zach Skidmore	Cesar Torres	Noah Miller	Bill Peterson	Nathan Chandler
Spence Voss	Jared Adler	Juan Montes	Trent White	Kelly Asperheim	Don Fox
Walter Miley	Timothy Daley	Mike Bielinski	Lisa M Strawbridge	Darrell Bird	Michael Minard
David F Ibarra Dávila	Brent Tebbetts	Nick Curtis	Luis Oregon	Erik Schulz	Christopher Morigeau
Federico Pastor	Sean Coleman	Jason Spatola	Benedetto Mermelstein	Adam Dixon	Kathryn Taylor
Melissa Shannon	Cody Pericich	James Farrell	T Banks	Angelia Smith	Doug Beebe
Kyle Johnson	Antonio DiLonardo	Nick Mason	Joseph Lowkewicz	Eva Mays	Tim Mason
Craig Diaz	Dave Lackey	Jon Lusty	Candice Mann	Connor Bednarz	Andrew Ruth
Angelo Preta	Sara Davidson	Brent Kimmich	Cody Owens	Ryan Werenka	Javi Casillas
Melissa Maclin	Sam Moschler	Erika Mach	Phil Hartfiel	Jennifer McSpadden	Adam Tomlinson
George Sikes	Warren Sneedon	Patrick Keller	Nicholas Johnson	Luis Velasquez	Jon Gage
Steven Daniel Buckle	Teresa Boggs	Ryan Killian	Ionela Rusnac	Dmitry Kagansky	Travis Mark
Jeffrey Martin	Quinton German	Chris Turner	Christopher Murphy	Daniel Lohman	James S Garrison
Jim Martyka	Matthew Campbell	Josh Gay	Anthony Zitz	Joshua Richards	James Beach
Michael Perez	Saul S Barraza	Gerhard Boiciuc	Aaron Bertram	Da Marcus Austin	Brennan Bosworth
Anthony Demangone	Greyson Rotenberg	Anthony La Cava	Thomas M Tiedemann	Kristina Ewing	Josh Burgner
Michael Clayton	Daria Weinrich	Richard Weaver	Tanja Fransen	James Garcia	Naser Alkandari
Stelios Andrew	Daniel DeLigio	David Donald	Colby Rountree	Michael King	Matthew Davis
Brennen McDaniel	Devon Allegro	Laura Fries	Donald Burnette	Calvin Newton	Matthew Albion
Gerardo Jimenez	Matthew Hayes	Rick Kintigh	Alex Farr	David Pilot	Jeffrey Hartel
Maria Levy	Annemarie Mathews...	Denyse Villalobos	Matthew Robinson	Aj Matheson	Grant Talbot
Brandon Seigler	Megan Rowland	Iain Barclay	Marco Macias	Bradley Stiles	Joshua Moore
James Bristow	Karla Parra	Erick Leon	Isabel Delwel	Gary Texeira	Josie Jarnagin
Josh Sherkel	Greg Wilson	Brian Armstrong	Dominick Delmastro	Jefferson Powell	Rylan Qualls
William Grigoratos	William Holmes	Luis Orbezo	Luis Castro	Samuel DeWall	Jason Vollmer
Ethan Stovall	Taylor Hacker	Mirna Coleman	Ismael Gonzalez	Ben Baker	Kent Skiles
Ian Hoppe	Lucas Beaulieu	Amarilis M Castillo	John Short	John Caldwell	Paul A Sheard
Earl Reyes	Frank Williams III	Norm Schrager	Ryan Smith	Ana Sofia Nunez	Clara Mat Montas...
Meghan Humphries	Thomas Hooker	Timothy Riddell	Jonah Strong	Lori Strong	Roberto Martinez
Tom Fledderjohn	Dakota Johnson	Mason Wolf	Zach Tuori	Brandon Krueger	Michael Magner
Sara Mileham	Luis Orozco III	Kevin Bligh	Bart Chlewicki	John Lamparski	Michael Nischke
Cara McNamee	Angie Whistler	James MINARD	J. Randy Thress	Fitz Stueber	Chuck Potosnyak
Tim Hicks	D Ame	Myles Harvey	Joshua Nave	Rebecca Stewart	Patrick Flynn
Brian L SMITH	Deborah Noga	Dave Ullan	Grant Boggs	Rebecca Sixto	Terry Waska
Dan Salicos	Anthony Beckerley	Jesse Black	Lee Wheless	Juan Heeren	Ben Taylor
Cole Baldyga	W D (nhces29)	Adam Layne	Nick Porter	Timothy Hughes	Chris Nelson
Montgomery Schefers	John Koop	Jaden Walker Black	Patrick Hilliard	Joe Buckner	Connor Appleyard
Matt Ridgway	Bradd Dantuma...	Kyle Schultz	Joel Baker	Kyler Ogreen	Jerry Neequaye
Nick Wiedemann	David Thames	Brian Kirkness	Jt PETERS	Robert Meusel	Richard Ragonese
Megin Shepherd	Jason Cohen	Christopher Wagner	Seth Caddell	Ryan Turner	Jerry Cordray
Justin Reschke	Justin Vandewater	Katie Herrmann	Alexander D. Austin	Anji Paumier	Maverick Michael...
Vayda Rusch	Tracy Moore-Grant	Trey Durfee	Crystal Quinn	Hannah West	Douglas LaFrance

Shaylisa Turner
Mitch Mabee
Herb Sawyer
Alex Dressler
Jeff Boots
Keith McCrosky
Jeremy Hamilton
George Carpenter
Andrew Gallagher
Denny Dore
Stephen Hoffman
Joshua Dixon
Rebecca Bekel
Daniel Gray
Matthew Elkin
Bryce Broberg
Heather Almanza
Eric Gilbert
Jay Markunas
Lisa Thomson
Carlos Orozco
Alex Hamp
Alberto Perez
Paul Stainier
Kevin Ingram
Jackie STANDAERT
Sean Peterson
Joshua East
Dad MacMillan
Rochelle Deanne...
Chris Callahan
Nathan Willard
John Rosado
Justin Freeman
Scott Topal
Tyler Quillico
Marc Brooks
Aaron Runnells
Hector Aguilar
Mary Johnson
Matthew Sayles
Patrick Lynch
Scott Kenney
Gabriel Greene
Michael Blanton
Bret Benack
Thomas Robinson
Jason V Proulx
Adam Smith
Andrew Course
Christopher Guerrero
Chris Siepert
Greg Ochocki
Pat Hannas
Jérôme Fabre
Arturo Venegas
Paula Orel
Megan Dixon
Seema Kurup
Frank Steiner
Early investor
Elizabeth McDaniel
Nicole Orner
Alex Hudson
Chris Nusser
Lisa Swanson
Garrison Parker
Princess Donna...
John May
Thomas O'Neill
James Ong
Dana Benbow

Robert Cecchini
Alphonse D. Ramsey II
Theodore Holland
Jazmin Montano
William Schneider
James Quick
Salvatore Passalacqua
Patrick Jones
John Williams
Andrew Gano
Devin Hodo
Zachary DeWitt
Julie Zais
B&B Morrison
Tanner Wuller
John Wilson
Gregory Pacific, PhD
Glenn Bird
Matthew Burch
Josh Bodine
William Mckissock
Josh Carroll
Angelica Zumbroich
Conor Simmons
Joshua Azevedo
Jake Haines
Laura Caputo, JD
Carlos Toledo
Vance Lipsey
Nathan Hillis
Anthony Geist
Emily Zediker
Mark Stroud
Shaun S. Sutton
Jamie Hafer
Miranda Eserman
Luis Contrera
Tami Abigt
Alger Aquino
Brian Frain
Timothy Sakmar
Taylor & Adam Spratt
Michael Easter
Maria & Tom Mantek
Don Winslow And...
Rebecca Jaster
Liam Smith
Gavin Williams
Dan Barlow
Jennifer Gonzalez
Kenmaura Hughes
Daniel Pettineo
Mike McCollum
William Christopher...
Jennifer Canale
Jay Meggers
David Myatt
Jeff Tollafield
Norbert O'Brien
J W
Rachel Thompson
Andrew Ramsey
Ryan Lindsay
Christian Hake
Ramus Photos
Douglas Miller
Jeffrey Duly
Wendy Hawkins
Graciela Carrillo
Justin Tappan
Teena Maldonado
James E Rosencrans

Brian Kostek
MT Hallock Morris
James McSpadden
Adam Webb
Michael Johnson
Julie Combs
Michael Coleman
Amanda Spencer
John Penswater
Dennis Silvas
Flobo Boyce
Steve Lewis
Rachel Gabriel
Scott Kraud
Eyoel Tesfaye
Chris Eaton
Jessica Moles
Ozzy Osgood
Paul Marone
Gina Miller
Matthew Wagner
Joshua Collinsworth
Shane Rose
Brian Roberts
Eduardo Frias
Daniel Jimenez
Christina Stephens
Jose Renteria
Diane Chase
Tyler Huber
Latique Greene
Drew Parkinson
Allen Medenilla
Justin Schroeder
Jonathan Fauviaux-...
Eric William Gabriel
Kasey Heiser
Mitch Whitehead
Jill Isola
Peter Orenstein
Carl Lucas
Brandon Thompson
Cody Williams
Arabella Downer
Leif Nissen
Wesley Burris
Eliot Robertson
Jesus Hernandez
John Boyd
Zac Haveron
Cate Garrison
Denise Burnett
George Brady
Jose Valenzuela
Charlene Pasiderio
Marc Cavender
Adam Beattie
Julie Ryan
Dustin Hewett
James Callahan
Gary McHatton
Paul Cervantes
Christopher Bishop
Cameron Grimone
William Suitor
Shamel Booker
Molly Ryan-Taylor
Aryn Ethridge
Amy Turnbull-Drilingas
Keagan Giordano
Gretchen Butts
Justin Jacques

Clare Moore
John Pace IV
Jake Male TV
Carly Stockburger
Eric Peraza
Bryan Mitchell ROSE
Olivia Hoegstrom
Jacob Witkowski
Jay Lenick
Ryan C. Hillis
Mark Rice
Philip Montiegel
Nahinuzzaman...
J Jost
Juan Nava
Josh and Delaney...
Katherine Trickey
Shawn Safford
Hillary Jones
Jonathon Malik
Juan Martin
Chris Glew
Aaron D Logue
Tom Sheehan
John Knodel
Teri Patterson
Samuel Cartin
Zane Dick
Billy Castro
Eric Fox
Scott Thomson
Longe Edwards
Jason MatechK
Andres Martinez
Cameron Verhaal
Trevor Mattson
Tony Foster
Reese Fegen
Claire O'Neal
Ben Gilsdorf
Jesse Stollings
Chidike Ndolo
Brendan Francis...
Dave Dodds
Ariel De Leon Montes
Dustin Focke
Adam L Cothran
Anthony Owen
Amk CTW
Steven Flores
Jason Fonseca
Stephen Iannazzo
Thomas Jakaj
Izzy Maloskey
Vincent D'Ambrosio
Ezra Mata
Erik McLain
John Doyle
Tim Mohan
Quinn Walsh
Mark Ann Formica
Karen Holley
Sybille Hulbert
Patricia McCarthy
Jack Porter III
Lance Hulsey
Neal B Hunter
Keith Nicodemus
Daniel Stauss
Kat Chawkins
Suz Tod
Marybeth MURRAY

Thad Sturm
Kimberly McKenzie
Gregory Hand
Isaiah Roubideaux
William Kellice Young...
Kyle Rebelo
Monica Avalos-Boneta
Joshua Hight
John Antonelli
Kelly Childress
Robert Mendez
Stephen Freedman
Lance Kreck
Trevor Nouvel
Ryan Fuller
Marc Helouin
Kelli Carrington
Scott Malecki
Tyler Preston
Jason Seibel
Stanly Ramirez...
Steven L Drysdale
Alex Hanrahan
Michael Hancock
Ian Deloney
Jason Davis
Souvir Bhuta
Michael Johnston
Joshua McLindsay
Joseph JOHNSON
Jason Bryant
Steven Boring
Erik Silberman
Deana Connor
Ryan Massey
Eugene Smith
Mark Sicuso
Richard Hwang
Nicholas Shirk
Donna Zediker
Charles Ball
Daniel Embertson
Choo Tze Ming, James
Zane Bisarra...
Brinson Jefferson
Erik Reynolds
Tim Sleppy
Kevin Varcak
Kimberlee Hixson
Jane Olsen
Reid Gutz
Mark Taylor
Joshua Abzug
John Keen
Alexandre Balog
Kevin Claunch
Matthew Scott
Charlie Fonville
Timothy E Miller
Oscar Zarate
Lynn Magill
Dylan Cosentino
Matt Sanfilippoo
Jack Landry
Brad Jordan
Rhys Green
Allyson Totaro
Shawn Furman
Jon McLanahan
Michael Cappiello
Andy Ellis
Nick Proudfoot

Ed Specht
Beau Lacefield
Dolores Hopkins
Kathleen North
Anushree Jumde
Michael Dontis
Jordan Barry
Amy Wulff
Matthew Hopkins
Ryan Thomas
Matthew Ashton
Leanne Cardoso-...
Amy L Foster
Michael Breton
Jonathan Sang
Sam O'Daniel
Joe Blalock
Chad Doerrman
Charles Alkula
Ignacio Duque
Chase McKitrick
Brian Eich
Eddie Ray
Alan R Murray
William T. Demchuk...
David Mallick
John Lynch
Josh Coolbaugh
James Wester
Alexis Hoffman
Sara Lyn Smith
Lesley Watson
Shaddy Swade
Alexandria A
Benjamin W. Lopez III
Michael Graham
Julio Villegas
Dr. Neil Brown
Ainsley Wortman
Chris Ackerley
Christopher Butler
Ralph Whitehouse II
Nathan Durrant
Ryan Murphey
Maura Spitaliere
Russell Nix
Jayden Martinez
David Ralston
Anthony Fiore
Jay Williams
Alexis Boulos
Gary Haley
Scot Robinson
Robert Zebrasky
George Fairchild
Guillermo Ornelas
Fernando Ruiz
Joel Fernandes
Jack Alan
Gregory Mayor
Sean Morrissey
Christopher Moran
Jeremy Williamson
John Canavan
Alan Todd
Neill Reid
Jo S
Bradley Panasiti
Kelly Gant
Heidi Bunyan
Stephen Dailey
Matthew McFall

Blaire Huxtable
Matt Ferris
Eric Taepke
Conner Bottoms
Robert Francis-reid
Luke Coleman
Sonja Weinberg
Christopher Stangry
Luke Burns
Christina Dembiec
Maximilian Degner
Beth Lawler
Patrick McFadden
Lárus Magnússon
Gregory Walls
Callum Gunn
Melissa Heine
Brogan Nordness
Edward Davidson
Meghan Garrett
Andrés Sánchez
Minda Joy Von Gunten
James Maguire
Erin Lass
Juliette Karen Roberts
Susan Iacovou
Amber Elstad
Carly Little
Christine Crawford
Kerstin Knuth
Maurice Schneider
Jamie Campbell
Jonny Barrios
Toshiki Goya
Justin Layman
Jordan Tehrani
Eric Beitle
Kyle Booth
Matthew Castella
Connor Wilkins
Matthew LaRochelle
Chris Mone
Grant Caswell
Dan Marchioli
Sylvain Germain
Nicklaus Hambrick
Jakub F. Steffek
John Brandel
Brian Seibel
Kaitlin Downey
Erik Straubel
Bernard Britton
Sam Cooke
Brittany Grimaldi
Keith Williams
Amber Crowell
Julie Spokus
Dustin Stoltz
Sean Patrick Grant
Philip J DePalo
Scott McDonald
Joshua Lahr
Gustavo Cordova
Cj Wing
Donald Fyfe
Alonso Davila
R W
Tim Schweers
Jeries M Ganim
Candice Garcia
Danny Simpson
John Raab
Cyril Demal
Porphire ALEXIS
Amanda Nelson
Ryan Luparello
Ben Langford
Jeffery Turner
Nick Jurista
Jared Jankowski
Fraser Mcmillan
L Lawson
Norman Chetcuti
Alan Caro
Stacey Shaughnessy
Andrew Nolan
Darby Stewart
Jack Wright
Aaron Griehs
Nicholas Giger
Chad Wise
Brian Shields
Trenton Chaplin
William Marquardt
Alexander König
Darcy Scott
Erin Roberts
Daniel Shakespeare
William Gardner
Rob Hunt
Natalie Hallahan
Allyson Whalley
Rodrigo De Campos
Logan Chandler
Sofia Gomezllata
Robin VEITH
Eilish Conway
Chris Owen
Justin Herrera
Aaron McGuire
Todd Germann
Zach Powell
Daniel Anders
Todd and Karie Peters
Eric Follain
Rouven Erlewein
J.D. Fogg
Michael Shaw
Tirrell Lawyer
Mikel Clark-Arroniz
John Schanck
Matt Guerrero
Christian Daniel...
Edmund Toscano
Nigel Milton
Steven Burghart
Kayla Goodson
Patrick Schliep
Pauline Murray
Sam Major Blount
Kevin Pérez-Allen
Cody Morton
Cris B
Carlos Delgado
Joseph Mueller
James Watson
Mike Razzetti
Dan Andrews
Samantha Markowitz-...
Katherine O'Brien
Jonathan Esrock
Wilton Terry
Marek Mak
Simon Schmidt
Ryan McChristian
Juan Gonzalez
Ryan Clur
Dan Mason
Claire Hoyda
Ernest Huffman
Gabe Patton
Yijia Chen
Hristo Joseph
Iain Cash
Katherine De Sa...
Kyrsta Miner
Bellee Dorian
Caitlin Groom...
Denise Beskos
William Creggan
Mitchell Doty
Scot Ehinger
Andrew Turpin
Sina Nikayin
Sachin C
Benjamin Brouillard
Iain Watson
Paul Chaplin
Ian Monk
Eric Gjerde
Sydney Hill
Omar Barajas
Jason A Henderson
Lori Davidek
Dave Centers
Tawnie Sabin
Jonathan Newton
Robert Fields
Kamil Dobrowolski
Beth Street
Bill ARESTIS
Michael Gonzalez
Sarah Havanec
Nicholas Howorth
Danish Skymmar
Brianna Patman
Quintin Buckley
Stephen Irwin
Chase Hess
Becki Lee
J.P. Henderson
Tamara Nedlouf
Brendan Allen
Casey Malloy
Manuel Völlink
Samantha Robb
Alison Colton-Rhoads
Kayne Thomas
Chris Haywood
Nick Jeffery
Henry William Field
Scott Richard Dunn
Stan Adams
Antonio Thelemann...
Graeme Reid
Maya Lorimer
Matthew Gaschler
Monsuru Gaji
Sophia Grande
Read Ezell
Jonathan Howorth
Joshua Getzler
Kenneth Dearmore
Luke Hylton
Martha Garcia
L A
Young Soo Park
Jeremy Mills
Andrew Reynolds
Jeff Brooks
Kevin Ernst
Michael Buttelmann
Conor Messerle
Russel Alvarez
Cooper Allen
Brett Castle
Andrei Buchman
Michelle Stoll
Fiona McGregor
Lyda Nieshe
Lowell McKenzie
Jonathan Benbow
Cassiopeia Camara
Melodie Durham
Giannina Burt
Christian Petit
Martin Ciuchini
Garson Y
Nicolas RIVAT
Lehyan Rakez
Gautier Mille
Jeffrey Kozek
Abe Rakov
Brandon Disney
Martin McGillion
Jamal Colby Fayyad
Gary McGibbon
Logan Bunnis
Elizabeth Magee
Pat Fitzpatrick
William J Hamlin

Thank You!

From the Caledonian Braves FC Team





Christopher Ewing

Founder and CEO

Proud Scotsman, living in Paris with 20+ years of experience in soccer business as a player, coach and business owner.



David Fowler

Board of Managers

Proud Scotsman living in Amsterdam. Seasoned pro from the world of marketing and strategy, having spent 13 years...


UAE
FA

Josh McLeod

Board of Managers

Proud Scotsman living in Melbourne, where he lectures in Sports Management at Deakin University. Josh is an...



Suzanne Winters

Board of Managers

Highly experienced professional soccer player, having represented Scotland on 105 occasions. Won both domestic...



Ricky Waddell

Head Coach

Widely regarded as one of Scotland's most talented coaches, holds the illustrious UEFA Pro License and has bee...

Details

Details

The Board of Directors

Director	Occupation	Joined
Christopher Gordon Ewing	Director @ Edusport Academy	2023

Officers

Officer	Title	Joined
Christopher Gordon Ewing	Treasurer Secretary CEO President	2023

Voting Power

Holder	Securities Held	Voting Power
Christopher Gordon Ewing	22,500 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2024	$750,000		4(a)(6)
03/2025	$1,996,186		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	45,000	35,992	Yes

Warrants:	0
Options:	0

Form C Risks:

Poor performance by the team could trigger a relegation battle (demotion), decrease our attendance and negatively impact our finances.

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is regulated by the Scottish FA and the SPFL. A change in rules by either could affect the progress of the club. Two notable areas where rules changes could affect the Company's success are the league pyramid structure and club licensing rights.

Tax Risks. No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

No Guarantee of Return. No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read the offering material and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Certain Factors May Affect Future Success. Any continued future success that the Company might enjoy will depend upon many factors including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory or league environment that makes it more difficult to operate as planned; our ability to expand our fan base and retain fans; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon our business, operating results, and financial condition.

Revisions to Use of Proceeds. It is possible that the use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

We depend on the services of key employees and players, whose expertise would be difficult to replace. The Company's success depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of our management or team may have a material adverse effect on the Company's business, operating results, and financial condition. Our business may be harmed if we lose the services of these people and we are not able to attract and retain qualified replacements.

Because there is no market for the Company's common stock, you may not be able to sell your

Because there is no market for the Company's common stock, you may not be able to sell your shares. There is currently no, and there may never be any, secondary market trading in the stock, and investors' ability to sell their shares are further limited by transfer restrictions under applicable securities laws and the terms of the subscription agreement. You may never be able to sell your shares and recover any part of your investment.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

The offering price of our shares is arbitrary. The offering price of $333 per share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability

arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an

Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Caledonian Braves PBC

Delaware Public Benefit Corporation
Organized June 2023
1 employees
16192 Coastal Highway
Lewes DE 19958 http://www.caledonianbraves.com

Business Description

Refer to the Caledonian Braves FC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Caledonian Braves FC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄